SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for October 20, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-117485
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 20, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altman

Name:

Title:

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET IS BEING FILED IN PAPER.

PRELIMINARY STRUCTURAL AND COLLATERAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

Goldman Sachs

$994,475,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-12
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-12

Certificates	Group	Product Type	Approximate Certificate Balance (1)	Expected Ratings (Moody's and Fitch)	Expected Credit Enhancement Percentage (2)	Initial Coupon(3)	Estimated Avg. Life (yrs) CPB/YTC(4)	Estimated Avg. Life (yrs) MAT(5)	Principal Payment Window CPB/YTC(4)	Principal Payment Window MAT(5)	Pricing Speed
1A1	1	1 mo or 6 mo	309,927,000	Aaa/AAA	5.50%	1ML+0.34%	3.81	4.19	11/04-08/14	11/04-08/34	20 CPR
1AX	1	1 mo or 6 mo	323,866,000	Aaa/AAA	5.50%	[ ]%	NA	NA	NA	NA	20 CPR
2A1	2	3/1	212,676,000	Aaa/AAA	4.10%	4.250%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A2	2	3/1	30,000,000	Aaa/AAA	4.10%	3.554%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A3	2	3/1	60,000,000	Aaa/AAA	4.10%	4.500%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A1X	2	3/1	212,676,000	Aaa/AAA	4.10%	0.605%	NA	NA	NA	NA	25 CPR
2A2X	2	3/1	30,000,000	Aaa/AAA	4.10%	1.301%	NA	NA	NA	NA	25 CPR
2A3X	2	3/1	60,000,000	Aaa/AAA	4.10%	0.355%	NA	NA	NA	NA	25 CPR
3A1	3	5/1	89,773,000	Aaa/AAA	4.10%	4.598%	0.50	0.50	11/04-10/05	11/04-10/05	25 CPB
3A2	3	5/1	35,277,000	Aaa/AAA	4.10%	4.598%	1.25	1.25	10/05-04/06	10/05-04/06	25 CPB
3A3	3	5/1	62,758,000	Aaa/AAA	4.10%	4.598%	2.00	2.00	04/06-05/07	04/06-05/07	25 CPB
3A4	3	5/1	38,066,000	Aaa/AAA	4.10%	4.598%	3.00	3.00	05/07-04/08	05/07-04/08	25 CPB
3A5	3	5/1	32,439,000	Aaa/AAA	4.10%	4.598%	4.00	4.00	04/08-05/09	04/08-05/09	25 CPB
3A6	3	5/1	87,637,000	Aaa/AAA	4.10%	4.598%	4.77	7.76	05/09-08/09	05/09-08/34	25 CPB
1B1	1	1 mo or 6 mo	7,379,000	AA	3.25%	1ML+0.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B2	1	1 mo or 6 mo	4,100,000	A	2.00%	1ML+0.95%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B3	1	1 mo or 6 mo	2,460,000	BBB	1.25%	1ML+1.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
2B1	2&3	3/1 and 5/1	12,513,000	AA	2.25%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B2	2&3	3/1 and 5/1	6,426,000	A	1.30%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B3	2&3	3/1 and 5/1	3,044,000	BBB	0.85%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB

1. The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2A1X, Class 2A2X and Class 2A3X Certificates will be equal to the principal balances of the Class 2A1, Class 2A2 and Class 2A3 Certificates respectively. No principal will be distributed on the Class 1AX and Class 2AX Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
3. For the Class 1A1 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.250% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A2 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 3.554% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A3 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.500% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, Class 1B1, Class 1B2, and Class 1B3 Certificates. The Class 1AX interest distribution, however, will be subject to certain limitations, as described in the "Structure of the Certificates" section below. For the Class 2A1X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 2A2X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A2 Certificate. For the Class 2A3X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A3 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates (the Group 2 and Group 3 Subordinate Certificates) , the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.
6. The Class 2A1, Class 2A2, and Class 2A3 Certificates are amortized pro-rata, while the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5 and Class 3A6 amortize sequentially, with payments going to the Class 3A1, then Class 3A2, then Class 3A3, then Class 3A4, then Class 3A5, then Class 3A6 Certificates.

Preliminary Collateral Description(1)

	Group 1		Group 2	Group 3	Total
Product	1 Month ARM	6 Month ARM	3/1 Hybrid	5/1 Hybrid	
Aggregate Principal Balance	$67,688,052	$266,970,808	$322,058,287	$368,103,092	$1,024,820,240
Average Loan Balance	$367,870	$369,766	$504,004	$503,561	$450,273
Number of Loans	184	722	639	731	2,276
Weighted Average Months to Roll	1	4	35	58	33
Weighted Average Term to Maturity	358	358	359	359	359
Gross WAC	3.407%	3.663%	5.110%	4.849%	4.527%
Weighted Average Expense Rate before reset	0.391%	0.348%	0.255%	0.251%	0.287%
Weighted Average Expense Rate after reset	0.391%	0.348%	0.255%	0.284%	0.299%
Net WAC	3.016%	3.314%	4.855%	4.598%	4.240%
Initial Cap(2)	0.000%	0.000%	2.008%	5.009%	2.476%
Periodic Cap(2)	0.000%	0.000%	2.000%	2.000%	1.393%
Lifetime Cap	8.593%	7.880%	6.000%	5.009%	6.305%
Gross WAC Range	2.265%-4.625%	2.750%-5.625%	3.625%-6.500%	2.750%-7.625%	2.625%-7.625%
Maximum Gross WAC	12.000%	11.541%	11.110%	9.857%	10.831%
Gross Margin	2.091%	2.033%	2.275%	2.523%	2.289%
Net Margin	1.700%	1.685%	2.020%	2.239%	1.990%
One- Month LIBOR Indexed Percent	100%	0%	0%	0%	7%
Six- Month LIBOR Indexed Percent	0%	100%	0%	0%	26%
One-Year LIBOR Indexed Percent	0%	0%	98%	46%	47%
Six- Month CMT Indexed Percent	0%	0%	0%	0%	0%
One-Year CMT Indexed Percent	0%	0%	2%	54%	20%
FICO	715	718	733	735	729
Interest Only Percent	100%	81%	85%	79%	83%
Cash Out Refinance Percent	2%	11%	7%	6%	7%
California Percent	44%	45%	52%	50%	49%
Primary Residence Percent	98%	93%	91%	95%	93%
Single Family and PUD Percent	92%	90%	89%	90%	90%
Single Largest Zip Code Percent	3%	2%	1%	1%	1%
Largest Individual Loan Balance	$2,000,000	$2,665,000	$1,500,000	$3,000,000	$3,000,000

(1) Using September 1, 2004 scheduled balances
(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

6

Time Table

Cut-Off Date:	October 1, 2004
Settlement Date:	October 29, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	November 26, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, Class 2A2, Class 2A3, Class 2A1X, Class 2A2X, and Class 2A3X Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

Shifting Interest on the Group 1 Certificates

Unless the aggregate class principal balance of the Group 1 subordinate certificates has reached a certain level relative to the Group 1 Senior Certificates, or the delinquencies and losses on the Group 1 mortgage loans exceed certain limits, the related Group 1 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 10th anniversary of the first distribution date (i.e., the distribution date in October 2014). Thereafter, the Group 1 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and prepayments.

If before the Distribution Date in November 2007 the credit support to the related Group 1 Senior Certificates is greater than two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Shifting Interest on the Group 2 and Group 3 Certificates

Unless the aggregate class principal balance of the Group 2 and Group 3 Subordinate Certificates has reached a certain level relative to the related Group 2 and Group 3 Senior Certificates, or the delinquencies and losses on the Group 2 and Group 3 mortgage loans exceed certain limits, the related Group 2 and Group 3 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the Group 2 and Group 3 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to the Group 2 and Group 3 senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Group 2 and Group 3 Subordinate Certificates are as follows:

Distribution Date	Percentage
November 2004 – October 2009	0%
November 2009 – October 2010	30%
November 2010 – October 2011	40%
November 2011 – October 2012	60%
November 2012 – October 2013	80%
November 2013 and after	100%

If before the Distribution Date in November 2007 the credit support to the related Group 2 and Group 3 Senior Certificates is greater than two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Certain Limitations in the Distribution of Interest to the 1AX Certificates

On each distribution date, amounts otherwise distributable in respect to the Class 1AX Certificates will instead be distributed to the Class 1A1 Certificates to the extent of any accrued and unpaid interest shortfall on the Class 1A1 attributable solely to the basis risk.

Key Terms

Issuer: GSR Mortgage Loan Trust 2004-12

Depositor: GS Mortgage Securities Corp

Originators: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

Servicers: Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.

Trustee: Wells Fargo Bank, N.A.

Rating Agencies: Moody's and Fitch

Type of Issuance: Public for all the Offered Certificates

Servicer Advancing: To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.

Compensating Interest: With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.

Interest Accrual: On a 30/360 basis; except for the Class 1A1, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.

Group 1 Mortgage Loans: The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 2 Mortgage Loans: The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

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[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans Cont'd: The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 5.50% (+/- 0.50%), for the 1A1, and 1AX Senior Certificates; 4.10% for the 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 Senior Certificates.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
1B4	1,639,000	3.270%
1B5	984,000	3.270%
1B6	1,476,683	3.270%
2B4	2,029,000	4.718%
2B5	1,352,000	4.718%
2B6	2,368,052	4.718%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

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1 The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

2 None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

Stats
Count: 2,276
Current Balance: $1,024,820,240
Average Current Balance: $450,273
Gross Weighted Average Coupon: 4.527%
Net Weighted Average Coupon: 4.240%
Weighted Average Expense Rate: 0.287%
Weighted Average Expense Rate - after Reset: 0.299%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 72.62%
Margin: 2.289%
Net Margin: 1.990%
Non-Zero Initial Periodic Cap: 3.442%
Non-Zero Subsequent Periodic Cap: 1.936%
Lifetime Cap: 6.305%
Maximum Interest Rate: 10.831%
Months to Next Roll: 33
FICO Score: 729
Max Zip Code Percentage: 0.679%
Debt-to-Income Ratio: 26.552%

Conforming	Count	Balance	Percent
N	1,668	$897,459,999	87.6%
Y	608	127,360,241	12.4
Total:	2,276	$1,024,820,240	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	282	$40,608,990	4.0%
$200,000.01 to $350,000.00	458	131,631,591	12.8
$350,000.01 to $500,000.00	872	364,264,470	35.5
$500,000.01 to $650,000.00	384	223,123,022	21.8
$650,000.01 to $800,000.00	107	77,626,826	7.6
$800,000.01 to $950,000.00	64	56,179,314	5.5
$950,000.01 to $1,100,000.00	72	71,696,345	7.0
$1,100,000.01 to $1,250,000.00	8	9,598,996	0.9
$1,250,000.01 to $1,400,000.00	3	3,992,997	0.4
$1,400,000.01 to $1,550,000.00	12	17,942,050	1.8
$1,550,000.01 to $1,700,000.00	1	1,694,492	0.2
$1,700,000.01 to $1,850,000.00	4	7,031,000	0.7
$1,850,000.01 to $2,000,000.00	6	11,665,148	1.1
$2,000,000.01 to $2,150,000.00	1	2,100,000	0.2
$2,600,000.01 to $2,750,000.00	1	2,665,000	0.3
$2,900,000.01 to $3,050,000.00	1	3,000,000	0.3
Total:	2,276	$1,024,820,240	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	2	$934,793	0.1%
2.750% to 2.999%	29	11,955,718	1.2
3.000% to 3.249%	67	25,464,767	2.5
3.250% to 3.499%	179	79,595,516	7.8
3.500% to 3.749%	253	89,047,347	8.7
3.750% to 3.999%	267	98,988,058	9.7
4.000% to 4.249%	205	85,812,829	8.4
4.250% to 4.499%	177	89,939,728	8.8
4.500% to 4.749%	209	101,594,921	9.9
4.750% to 4.999%	111	55,981,750	5.5
5.000% to 5.249%	178	86,770,419	8.5
5.250% to 5.499%	269	137,650,551	13.4
5.500% to 5.749%	162	80,071,886	7.8
5.750% to 5.999%	110	54,448,318	5.3
6.000% to 6.249%	36	16,633,417	1.6
6.250% to 6.499%	10	3,541,850	0.3
6.500% to 6.749%	9	4,956,149	0.5
6.750% to 6.999%	2	782,223	0.1
7.500% to 7.749%	1	650,000	0.1
Total:	2,276	$1,024,820,240	100.0%

Age	Count	Balance	Percent
0 to 2	1,953	$900,755,200	87.9%
3 to 5	249	101,770,456	9.9
6 to 8	68	18,884,151	1.8
9 to 11	5	1,931,879	0.2
12 to 14	1	1,478,553	0.1
Total:	2,276	$1,024,820,240	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	123	$66,807,174	6.5%
50.001% to 60.000%	155	88,383,875	8.6
60.001% to 70.000%	328	176,983,136	17.3
70.001% to 75.000%	255	118,496,262	11.6
75.001% to 80.000%	1,248	530,465,916	51.8
80.001% to 85.000%	9	2,177,009	0.2
85.001% to 90.000%	76	21,446,423	2.1
90.001% to 95.000%	82	20,060,443	2.0
Total:	2,276	$1,024,820,240	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	125	$67,431,573	6.6%
50.001% to 60.000%	157	88,995,266	8.7
60.001% to 70.000%	330	177,774,208	17.3
70.001% to 75.000%	256	118,457,634	11.6
75.001% to 80.000%	1,240	527,776,896	51.5
80.001% to 85.000%	10	2,877,796	0.3
85.001% to 90.000%	76	21,446,423	2.1
90.001% to 95.000%	82	20,060,443	2.0
Total:	2,276	$1,024,820,240	100.0%

FICO Score	Count	Balance	Percent
0 to 539	1	$399,436	0.0%
600 to 639	77	27,613,295	2.7
640 to 679	281	112,285,990	11.0
680 to 699	240	108,072,843	10.5
700 to 719	355	162,778,789	15.9
720 to 759	738	341,155,400	33.3
760 to 799	551	256,289,619	25.0
800 to 819	30	14,689,669	1.4
820 to 839	3	1,535,199	0.1
Total:	2,276	$1,024,820,240	100.0%

First Payment Date	Count	Balance	Percent
2003-10-01	1	$1,478,553	0.1%
2003-12-01	1	283,030	0.0
2004-01-01	4	1,648,849	0.2
2004-02-01	10	1,974,864	0.2
2004-03-01	22	4,990,714	0.5
2004-04-01	36	11,918,573	1.2
2004-05-01	46	17,465,224	1.7
2004-06-01	43	20,259,510	2.0
2004-07-01	160	64,045,723	6.2
2004-08-01	516	217,867,073	21.3
2004-09-01	1,003	461,301,061	45.0
2004-10-01	422	214,877,734	21.0
2004-11-01	12	6,709,332	0.7
Total:	2,276	$1,024,820,240	100.0%

States	Count	Balance	Percent
AL	11	$3,234,282	0.3%
AR	1	332,977	0.0
AZ	74	22,715,157	2.2
CA	952	501,587,394	48.9
CO	64	22,534,083	2.2
CT	15	8,775,475	0.9
DC	18	10,550,777	1.0
DE	6	2,231,902	0.2
FL	136	54,301,990	5.3
GA	67	21,972,846	2.1
HI	11	6,268,400	0.6
IA	1	143,000	0.0
ID	6	1,760,124	0.2
IL	69	32,915,833	3.2
IN	9	2,377,703	0.2
KS	6	1,473,125	0.1
KY	17	3,392,829	0.3
LA	7	1,472,305	0.1
MA	37	16,084,705	1.6
MD	103	49,447,587	4.8
ME	3	608,946	0.1
MI	40	13,551,937	1.3
MN	29	8,996,096	0.9
MO	18	6,649,939	0.6
MS	1	204,068	0.0
NC	46	19,218,948	1.9
NE	2	322,888	0.0
NH	6	1,664,249	0.2
NJ	61	29,335,878	2.9
NM	3	1,869,499	0.2
NV	57	23,371,551	2.3
NY	35	18,470,620	1.8
OH	48	13,174,562	1.3
OR	17	5,831,384	0.6
PA	23	8,765,769	0.9
RI	4	1,645,012	0.2
SC	17	5,476,298	0.5
TN	13	3,886,229	0.4
TX	38	15,588,541	1.5
UT	16	5,454,386	0.5
VA	140	56,853,862	5.5
WA	38	15,862,502	1.5
WI	8	2,898,102	0.3
WV	1	168,500	0.0
WY	2	1,377,981	0.1
Total:	2,276	$1,024,820,240	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32413	15	$6,960,480	0.7%
89052	14	6,418,578	0.6
92024	9	5,962,756	0.6
94583	11	5,789,170	0.6
90004	4	5,580,347	0.5
92657	5	5,533,443	0.5
92130	9	5,482,762	0.5
94566	9	5,284,794	0.5
92037	5	5,066,083	0.5
32541	9	4,722,824	0.5
Other	2,186	968,019,003	94.5
Total:	2,276	$1,024,820,240	100.0%

Index	Count	Balance	Percent
1 MO LIBOR	184	$67,688,052	6.6%
1 YR CMT	412	205,129,360	20.0
1 YR LIBOR	958	485,032,019	47.3
6 MO LIBOR	722	266,970,808	26.1
Total:	2,276	$1,024,820,240	100.0%

Margin	Count	Balance	Percent
1.500%	61	$25,658,244	2.5%
1.625%	39	12,122,645	1.2
1.750%	67	27,792,654	2.7
1.875%	89	29,509,226	2.9
2.000%	220	98,588,320	9.6
2.125%	153	54,643,169	5.3
2.250%	1,048	511,657,687	49.9
2.375%	47	16,796,116	1.6
2.500%	73	23,031,977	2.2
2.625%	3	877,378	0.1
2.750%	445	216,297,746	21.1
2.875%	11	2,806,281	0.3
3.000%	4	943,200	0.1
3.125%	7	1,606,705	0.2
3.250%	2	548,650	0.1
3.375%	6	1,573,542	0.2
3.875%	1	366,700	0.0
Total:	2,276	$1,024,820,240	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	802	$287,534,707	28.1%
1.000%	104	47,124,154	4.6
2.000%	638	321,408,287	31.4
5.000%	726	364,885,183	35.6
6.000%	6	3,867,910	0.4
Total:	2,276	$1,024,820,240	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	802	$287,534,707	28.1%
1.000%	104	47,124,154	4.6
2.000%	1,370	690,161,379	67.3
Total:	2,276	$1,024,820,240	100.0%

Lifetime Cap	Count	Balance	Percent
5.000% to 5.999%	726	$364,885,183	35.6%
6.000% to 6.999%	753	374,437,406	36.5
7.000% to 7.999%	89	24,831,644	2.4
8.000% to 8.999%	655	239,478,309	23.4
9.000% to 9.999%	53	21,187,698	2.1
Total:	2,276	$1,024,820,240	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	5	$1,895,183	0.2%
8.000% to 8.499%	6	2,353,100	0.2
8.500% to 8.999%	57	23,832,724	2.3
9.000% to 9.499%	247	129,625,342	12.6
9.500% to 9.999%	194	95,235,994	9.3
10.000% to 10.499%	185	95,271,363	9.3
10.500% to 10.999%	295	151,034,322	14.7
11.000% to 11.499%	330	161,540,182	15.8
11.500% to 11.999%	132	65,581,817	6.4
12.000% to 12.499%	823	297,352,212	29.0
12.500% to 12.999%	2	1,098,000	0.1
Total:	2,276	$1,024,820,240	100.0%

Months to Roll	Count	Balance	Percent
0	23	$5,458,924	0.5%
1 to 6	883	329,199,936	32.1
7 to 36	627	315,348,955	30.8
37 to 60	743	374,812,424	36.6
Total:	2,276	$1,024,820,240	100.0%

Delinquency in Days	Count	Balance	Percent
0	2,272	$1,023,181,826	99.8%
30	4	1,638,413	0.2
Total:	2,276	$1,024,820,240	100.0%

Property Type	Count	Balance	Percent
Single Family	1,464	$683,670,925	66.7%
Planned Unit Development	549	237,037,245	23.1
Condominium	217	87,588,635	8.5
Co-op	37	11,211,170	1.1
2-4 Family	9	5,312,265	0.5
Total:	2,276	$1,024,820,240	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,109	$957,650,364	93.4%
Second Home	163	66,048,608	6.4
Investment	4	1,121,268	0.1
Total:	2,276	$1,024,820,240	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,318	$559,955,159	54.6%
National City Mortgage	466	222,867,777	21.7
Wells Fargo	492	241,997,304	23.6
Total:	2,276	$1,024,820,240	100.0%

Purpose	Count	Balance	Percent
Purchase	1,456	$679,765,039	66.3%
Rate Term Refinance	650	270,522,655	26.4
Cash Out Refinance	170	74,532,546	7.3
Total:	2,276	$1,024,820,240	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	445	$215,730,893	21.1%
Full Doc	757	305,213,264	29.8
Full/Alt Doc	898	427,470,010	41.7
Income Only	101	51,314,810	5.0
No Doc	75	25,091,262	2.4
Total:	2,276	$1,024,820,240	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	500	$245,437,978	23.9%
0.001% to 10.000%	35	15,559,727	1.5
10.001% to 20.000%	130	48,777,308	4.8
20.001% to 30.000%	320	144,764,740	14.1
30.001% to 40.000%	702	322,412,649	31.5
40.001% to 50.000%	491	215,265,886	21.0
50.001% to 60.000%	97	32,424,546	3.2
60.001% to 70.000%	1	177,406	0.0
Total:	2,276	$1,024,820,240	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,275	$1,024,420,240	100.0%
Y	1	400,000	0.0
Total:	2,276	$1,024,820,240	100.0%

Interest Only	Count	Balance	Percent
Y	1,913	$848,719,684	82.8%
N	363	176,100,555	17.2
Total:	2,276	$1,024,820,240	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,109	$981,136,364	95.7%
OLTV > 80 and Insured	167	43,683,875	4.3
Total:	2,276	$1,024,820,240	100.0%

Stats
Count: 906
Current Balance: $334,658,860
Average Current Balance: $369,381
Gross Weighted Average Coupon: 3.611%
Net Weighted Average Coupon: 3.254%
Weighted Average Expense Rate: 0.357%
Weighted Average Expense Rate - after Reset: 0.357%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 71.12%
Margin: 2.044%
Net Margin: 1.688%
Non-Zero Initial Periodic Cap: 1.000%
Non-Zero Subsequent Periodic Cap: 1.000%
Lifetime Cap: 8.024%
Maximum Interest Rate: 11.634%
Months to Next Roll: 4
FICO Score: 718
Max Zip Code Percentage: 1.667%
Debt-to-Income Ratio: 28.379%

Conforming	Count	Balance	Percent	%1mo	%6mo
N	391	$230,457,482	68.9%	19.4%	80.6%
Y	515	104,201,378	31.1	22.1	77.9
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Principal Balance	Count	Balance	Percent	%1mo	%6mo
$50,000.01 to $200,000.00	260	$37,056,664	11.1%	20.1%	79.9%
$200,000.01 to $350,000.00	278	74,695,336	22.3	21.8	78.2
$350,000.01 to $500,000.00	188	78,756,388	23.5	16.7	83.3
$500,000.01 to $650,000.00	99	58,309,480	17.4	19.2	80.8
$650,000.01 to $800,000.00	25	18,306,683	5.5	19.4	80.6
$800,000.01 to $950,000.00	19	16,545,749	4.9	16.2	83.8
$950,000.01 to $1,100,000.00	15	14,962,321	4.5	26.5	73.5
$1,100,000.01 to $1,250,000.00	4	4,766,000	1.4	25.2	74.8
$1,250,000.01 to $1,400,000.00	2	2,724,997	0.8	0.0	100.0
$1,400,000.01 to $1,550,000.00	5	7,452,500	2.2	59.7	40.3
$1,550,000.01 to $1,700,000.00	1	1,694,492	0.5	0.0	100.0
$1,700,000.01 to $1,850,000.00	4	7,031,000	2.1	24.9	75.1
$1,850,000.01 to $2,000,000.00	5	9,692,250	2.9	20.6	79.4
$2,600,000.01 to $2,750,000.00	1	2,665,000	0.8	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Current Rate	Count	Balance	Percent	%1mo	%6mo
2.500% to 2.749%	2	$934,793	0.3%	100.0%	0.0%
2.750% to 2.999%	24	10,060,535	3.0	53.5	46.5
3.000% to 3.249%	64	24,225,567	7.2	43.7	56.3
3.250% to 3.499%	176	78,481,616	23.5	27.5	72.5
3.500% to 3.749%	234	81,155,267	24.3	18.9	81.1
3.750% to 3.999%	228	81,645,948	24.4	11.5	88.5
4.000% to 4.249%	123	41,361,112	12.4	6.7	93.3
4.250% to 4.499%	23	7,862,432	2.3	2.7	97.3
4.500% to 4.749%	18	4,655,861	1.4	31.8	68.2
4.750% to 4.999%	8	1,893,850	0.6	0.0	100.0
5.000% to 5.249%	2	698,524	0.2	0.0	100.0
5.250% to 5.499%	2	777,178	0.2	0.0	100.0
5.500% to 5.749%	2	906,178	0.3	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Age	Count	Balance	Percent	%1mo	%6mo
0 to 2	645	$240,707,018	71.9%	24.2%	75.8%
3 to 5	192	75,270,251	22.5	4.1	95.9
6 to 8	64	16,749,712	5.0	30.9	69.1
9 to 11	5	1,931,879	0.6	64.5	35.5
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Original Loan-To-Value Ratio	Count	Balance	Percent	%1mo	%6mo
0.001% to 50.000%	65	$29,093,965	8.7%	29.5%	70.5%
50.001% to 60.000%	69	32,394,587	9.7	20.6	79.4
60.001% to 70.000%	150	76,487,326	22.9	18.7	81.3
70.001% to 75.000%	126	50,046,051	15.0	19.7	80.3
75.001% to 80.000%	373	119,508,563	35.7	18.1	81.9
80.001% to 85.000%	7	1,468,094	0.4	7.8	92.2
85.001% to 90.000%	57	13,928,308	4.2	29.8	70.2
90.001% to 95.000%	59	11,731,966	3.5	20.7	79.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Current Loan-To-Value Ratio	Count	Balance	Percent	%1mo	%6mo
0.001% to 50.000%	66	$29,168,364	8.7%	29.7%	70.3%
50.001% to 60.000%	71	33,209,978	9.9	20.0	80.0
60.001% to 70.000%	149	75,927,430	22.7	18.8	81.2
70.001% to 75.000%	129	50,964,672	15.2	19.4	80.6
75.001% to 80.000%	367	117,559,262	35.1	17.6	82.4
80.001% to 85.000%	8	2,168,881	0.6	40.9	59.1
85.001% to 90.000%	57	13,928,308	4.2	29.8	70.2
90.001% to 95.000%	59	11,731,966	3.5	20.7	79.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

FICO Score	Count	Balance	Percent	%1mo	%6mo
600 to 639	65	$22,261,430	6.7%	15.9%	84.1%
640 to 679	161	53,416,341	16.0	24.1	75.9
680 to 699	108	41,059,625	12.3	28.3	71.7
700 to 719	124	42,985,286	12.8	16.9	83.1
720 to 759	255	103,065,254	30.8	20.6	79.4
760 to 799	181	68,478,138	20.5	15.9	84.1
800 to 819	10	2,857,587	0.9	9.5	90.5
820 to 839	2	535,200	0.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

First Payment Date	Count	Balance	Percent	%1mo	%6mo
2003-12-01	1	$283,030	0.1%	100.0%	0.0%
2004-01-01	4	1,648,849	0.5	58.4	41.6
2004-02-01	10	1,974,864	0.6	58.3	41.7
2004-03-01	22	4,990,714	1.5	6.6	93.4
2004-04-01	32	9,784,134	2.9	37.7	62.3
2004-05-01	42	15,519,872	4.6	14.5	85.5
2004-06-01	27	12,364,877	3.7	0.6	99.4
2004-07-01	123	47,385,503	14.2	1.7	98.3
2004-08-01	337	123,246,755	36.8	13.6	86.4
2004-09-01	308	117,460,263	35.1	35.2	64.8
Total:	906	$334,658,860	100.0%	20.2%	79.8%

States	Count	Balance	Percent	%1mo	%6mo
AL	8	$2,279,962	0.7%	25.6%	74.4%
AZ	50	12,173,951	3.6	4.6	95.4
CA	290	150,151,051	44.9	19.6	80.4
CO	35	9,549,283	2.9	8.7	91.3
DC	2	1,102,462	0.3	0.0	100.0
DE	2	415,100	0.1	0.0	100.0
FL	62	19,752,984	5.9	14.0	86.0
GA	37	9,087,728	2.7	15.9	84.1
HI	1	232,000	0.1	0.0	100.0
IA	1	143,000	0.0	0.0	100.0
ID	3	528,485	0.2	45.5	54.5
IL	30	13,909,675	4.2	26.3	73.7
IN	5	825,129	0.2	36.8	63.2
KS	3	613,535	0.2	0.0	100.0
KY	17	3,392,829	1.0	62.8	37.2
LA	6	1,240,032	0.4	28.2	71.8
MA	18	6,433,663	1.9	8.7	91.3
MD	38	16,381,380	4.9	17.1	82.9
ME	2	224,985	0.1	0.0	100.0
MI	24	6,100,563	1.8	13.2	86.8
MN	17	3,696,312	1.1	54.5	45.5
MO	11	3,215,496	1.0	2.6	97.4
NC	21	6,540,444	2.0	4.3	95.7
NE	1	164,488	0.0	0.0	100.0
NH	6	1,664,249	0.5	8.1	91.9
NJ	24	10,842,849	3.2	36.1	63.9
NM	1	319,599	0.1	0.0	100.0
NV	12	3,418,601	1.0	7.9	92.1
NY	4	790,506	0.2	19.9	80.1
OH	37	8,374,612	2.5	19.7	80.3
OR	12	3,404,484	1.0	19.7	80.3
PA	10	2,574,420	0.8	10.0	90.0
RI	1	488,000	0.1	100.0	0.0
SC	9	2,853,861	0.9	8.2	91.8
TN	9	2,241,368	0.7	4.6	95.4
TX	18	5,454,167	1.6	20.6	79.4
UT	7	1,659,417	0.5	0.0	100.0
VA	50	14,755,234	4.4	34.1	65.9
WA	20	7,094,461	2.1	67.5	32.5
WI	1	400,000	0.1	0.0	100.0
WV	1	168,500	0.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Top 10 Zipcodes	Count	Balance	Percent	%1mo	%6mo
90004	4	$5,580,347	1.7%	26.0%	74.0%
92037	3	3,666,250	1.1	0.0	100.0
93108	2	3,625,000	1.1	0.0	100.0
60614	4	3,218,912	1.0	56.8	43.2
92024	5	3,116,800	0.9	24.1	75.9
92651	3	2,924,834	0.9	0.0	100.0
92677	5	2,874,503	0.9	22.2	77.8
92130	5	2,849,413	0.9	0.0	100.0
93065	5	2,808,175	0.8	55.5	44.5
21403	1	2,665,000	0.8	0.0	100.0
Other	869	301,329,627	90.0	20.4	79.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

16

Index	Count	Balance	Percent	%1mo	%6mo
1 MO LIBOR	184	$67,688,052	20.2%	100.0%	0.0%
6 MO LIBOR	722	266,970,808	79.8	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Margin	Count	Balance	Percent	%1mo	%6mo
1.500%	61	$25,658,244	7.7%	28.3%	71.7%
1.625%	39	12,122,645	3.6	16.1	83.9
1.750%	67	27,792,654	8.3	22.2	77.8
1.875%	89	29,509,226	8.8	14.4	85.6
2.000%	220	98,588,320	29.5	13.5	86.5
2.125%	153	54,643,169	16.3	16.5	83.5
2.250%	112	36,433,240	10.9	17.5	82.5
2.375%	47	16,796,116	5.0	54.2	45.8
2.500%	73	23,031,977	6.9	34.4	65.6
2.625%	3	877,378	0.3	32.3	67.7
2.750%	18	3,950,139	1.2	0.0	100.0
2.875%	8	1,769,255	0.5	29.1	70.9
3.000%	4	943,200	0.3	0.0	100.0
3.125%	6	1,210,605	0.4	51.8	48.2
3.250%	2	548,650	0.2	33.4	66.6
3.375%	4	784,042	0.2	85.3	14.7
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Initial Periodic Cap	Count	Balance	Percent	%1mo	%6mo
0.000%	802	$287,534,707	85.9%	23.5%	76.5%
1.000%	104	47,124,154	14.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Subsequent Periodic Cap	Count	Balance	Percent	%1mo	%6mo
0.000%	802	$287,534,707	85.9%	23.5%	76.5%
1.000%	104	47,124,154	14.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Lifetime Cap	Count	Balance	Percent	%1mo	%6mo
6.000% to 6.999%	109	$49,161,209	14.7%	0.0%	100.0%
7.000% to 7.999%	89	24,831,644	7.4	7.4	92.6
8.000% to 8.999%	655	239,478,309	71.6	22.1	77.9
9.000% to 9.999%	53	21,187,698	6.3	61.4	38.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Max Rate	Count	Balance	Percent	%1mo	%6mo
8.500% to 8.999%	4	$2,126,310	0.6%	0.0%	100.0%
9.000% to 9.499%	54	25,393,638	7.6	0.0	100.0
9.500% to 9.999%	42	18,392,998	5.5	0.0	100.0
10.000% to 10.499%	4	1,211,207	0.4	0.0	100.0
12.000% to 12.499%	802	287,534,707	85.9	23.5	76.5
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Months to Roll	Count	Balance	Percent	%1mo	%6mo
0	23	$5,458,924	1.6%	0.0%	100.0%
1 to 6	883	329,199,936	98.4	20.6	79.4
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Delinquency in Days	Count	Balance	Percent	%1mo	%6mo
0	902	$333,020,447	99.5%	20.1%	79.9%
30	4	1,638,413	0.5	42.3	57.7
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Property Type	Count	Balance	Percent	%1mo	%6mo
2-4 Family	3	$1,891,565	0.6%	0.0%	100.0%
Condominium	75	23,581,783	7.0	22.1	77.9
Co-op	30	7,632,434	2.3	0.0	100.0
Planned Unit Development	225	76,136,263	22.8	19.7	80.3
Single Family	573	225,416,815	67.4	21.1	78.9
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Occupancy Code	Count	Balance	Percent	%1mo	%6mo
Primary Residence	836	$313,892,521	93.8%	21.0%	79.0%
Second Home	66	19,645,071	5.9	8.2	91.8
Investment	4	1,121,268	0.3	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Purpose	Count	Balance	Percent	%1mo	%6mo
Purchase	410	$163,848,516	49.0%	18.6%	81.4%
Rate Term Refinance	412	139,362,781	41.6	25.9	74.1
Cash Out Refinance	84	31,447,563	9.4	3.4	96.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Documentation Type	Count	Balance	Percent	%1mo	%6mo
Asset Only	199	$96,765,577	28.9%	27.5%	72.5%
Full Doc	485	151,399,776	45.2	21.7	78.3
Full/Alt Doc	129	39,825,016	11.9	17.9	82.1
Income Only	88	45,961,722	13.7	2.4	97.6
No Doc	5	706,769	0.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Debt-to-Income Ratio	Count	Balance	Percent	%1mo	%6mo
Less than or equal to 0.000%	108	$48,376,031	14.5%	1.2%	98.8%
0.001% to 10.000%	26	9,431,179	2.8	18.6	81.4
10.001% to 20.000%	88	26,273,442	7.9	15.8	84.2
20.001% to 30.000%	180	72,849,819	21.8	19.3	80.7
30.001% to 40.000%	236	94,580,240	28.3	25.7	74.3
40.001% to 50.000%	203	67,625,662	20.2	26.0	74.0
50.001% to 60.000%	64	15,345,080	4.6	34.3	65.7
60.001% to 70.000%	1	177,406	0.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Prepayment Penalty Flag	Count	Balance	Percent	%1mo	%6mo
N	906	$334,658,860	100.0%	20.2%	79.8%
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Interest Only	Count	Balance	Percent	%1mo	%6mo
Y	792	$284,209,354	84.9%	23.8%	76.2%
N	114	50,449,506	15.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Interest Only terms	Count	Balance	Percent	%1mo	%6mo
120.000	731	$263,599,774	78.8%	25.7%	74.3%
0.000	114	50,449,506	15.1	0.0	100.0
36.000	61	20,609,580	6.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Mortgage Insurance	Count	Balance	Percent	%1mo	%6mo
OLTV <= 80	783	$307,530,492	91.9%	19.8%	80.2%
OLTV > 80 and Insured	123	27,128,369	8.1	24.7	75.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Servicer	Count	Balance	Percent	%1mo	%6mo
Countrywide	741	$266,925,126	79.8%	25.4%	74.6%
Wells Fargo	104	47,124,154	14.1	0.0	100.0
National City Mortgage	61	20,609,580	6.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Stats
Count: 639
Current Balance: $322,058,287
Average Current Balance: $504,004
Gross Weighted Average Coupon: 5.110%
Net Weighted Average Coupon: 4.855%
Weighted Average Expense Rate: 0.255%
Weighted Average Expense Rate - after Reset: 0.255%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 75.68%
Margin: 2.275%
Net Margin: 2.020%
Initial Periodic Cap: 2.008%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 6.000%
Maximum Interest Rate: 11.110%
Months to Next Roll: 35
FICO Score: 733
Max Zip Code Percentage: 1.453%
Debt-to-Income Ratio: 35.504%

Conforming	Count	Balance	Percent
N	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	64	$21,879,513	6.8%
$350,000.01 to $500,000.00	357	148,572,683	46.1
$500,000.01 to $650,000.00	126	72,958,038	22.7
$650,000.01 to $800,000.00	38	27,480,782	8.5
$800,000.01 to $950,000.00	27	23,717,672	7.4
$950,000.01 to $1,100,000.00	25	24,749,599	7.7
$1,100,000.01 to $1,250,000.00	1	1,200,000	0.4
$1,400,000.01 to $1,550,000.00	1	1,500,000	0.5
Total:	639	$322,058,287	100.0%

Current Rate	Count	Balance	Percent
3.500% to 3.749%	1	$996,726	0.3%
3.750% to 3.999%	4	2,531,050	0.8
4.000% to 4.249%	19	10,162,606	3.2
4.250% to 4.499%	24	12,134,703	3.8
4.500% to 4.749%	55	29,788,495	9.2
4.750% to 4.999%	92	47,923,245	14.9
5.000% to 5.249%	143	69,517,514	21.6
5.250% to 5.499%	160	79,778,353	24.8
5.500% to 5.749%	67	33,011,541	10.3
5.750% to 5.999%	54	26,819,903	8.3
6.000% to 6.249%	15	7,546,999	2.3
6.250% to 6.499%	4	1,399,150	0.4
6.500% to 6.749%	1	448,000	0.1
Total:	639	$322,058,287	100.0%

Age	Count	Balance	Percent
0 to 2	633	$319,725,115	99.3%
3 to 5	5	1,922,549	0.6
6 to 8	1	410,623	0.1
Total:	639	$322,058,287	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	13	$6,358,790	2.0%
50.001% to 60.000%	26	16,385,499	5.1
60.001% to 70.000%	89	50,861,200	15.8
70.001% to 75.000%	57	30,734,829	9.5
75.001% to 80.000%	421	205,193,182	63.7
85.001% to 90.000%	16	6,199,213	1.9
90.001% to 95.000%	17	6,325,574	2.0
Total:	639	$322,058,287	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	14	$6,908,790	2.1%
50.001% to 60.000%	25	15,835,499	4.9
60.001% to 70.000%	89	50,861,200	15.8
70.001% to 75.000%	58	31,128,548	9.7
75.001% to 80.000%	420	204,799,463	63.6
85.001% to 90.000%	16	6,199,213	1.9
90.001% to 95.000%	17	6,325,574	2.0
Total:	639	$322,058,287	100.0%

FICO Score	Count	Balance	Percent
600 to 639	9	$4,230,890	1.3%
640 to 679	54	25,369,796	7.9
680 to 699	51	25,944,139	8.1
700 to 719	123	61,650,878	19.1
720 to 759	243	120,789,349	37.5
760 to 799	148	77,566,337	24.1
800 to 819	10	5,506,900	1.7
820 to 839	1	999,999	0.3
Total:	639	$322,058,287	100.0%

First Payment Date	Count	Balance	Percent
2004-04-01	1	$410,623	0.1%
2004-05-01	1	442,368	0.1
2004-06-01	1	337,035	0.1
2004-07-01	3	1,143,146	0.4
2004-08-01	60	32,044,588	9.9
2004-09-01	236	114,874,910	35.7
2004-10-01	325	166,096,284	51.6
2004-11-01	12	6,709,332	2.1
Total:	639	$322,058,287	100.0%

States	Count	Balance	Percent
AL	2	$744,000	0.2%
AZ	8	3,264,185	1.0
CA	328	168,531,974	52.3
CO	15	7,689,367	2.4
CT	6	3,181,142	1.0
DC	3	1,628,000	0.5
DE	1	380,000	0.1
FL	51	24,719,824	7.7
GA	10	5,125,160	1.6
HI	5	3,781,000	1.2
IL	21	10,085,195	3.1
IN	1	437,000	0.1
MA	11	5,592,255	1.7
MD	29	14,908,717	4.6
MI	5	2,280,985	0.7
MN	1	354,000	0.1
MO	5	2,392,692	0.7
NC	8	4,486,250	1.4
NJ	12	5,477,262	1.7
NM	2	1,549,900	0.5
NV	29	12,472,063	3.9
NY	9	4,310,419	1.3
OH	3	2,207,728	0.7
OR	1	452,000	0.1
PA	2	892,826	0.3
RI	1	336,000	0.1
SC	2	752,840	0.2
TN	1	528,000	0.2
TX	12	6,579,175	2.0
UT	5	2,255,797	0.7
VA	44	21,418,964	6.7
WA	5	2,617,168	0.8
WY	1	626,400	0.2
Total:	639	$322,058,287	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32413	10	$4,679,680	1.5%
32541	8	4,260,424	1.3
89052	8	3,694,557	1.1
32550	8	3,215,400	1.0
92069	7	3,098,442	1.0
94539	4	2,774,025	0.9
20176	5	2,735,236	0.8
27927	4	2,468,000	0.8
95377	5	2,373,474	0.7
92024	3	2,314,775	0.7
Other	577	290,444,274	90.2
Total:	639	$322,058,287	100.0%

Index	Count	Balance	Percent
1 YR CMT	14	$5,842,684	1.8%
1 YR LIBOR	625	316,215,603	98.2
Total:	639	$322,058,287	100.0%

Margin	Count	Balance	Percent
2.250%	607	$308,117,134	95.7%
2.750%	26	11,747,927	3.6
2.875%	3	1,037,026	0.3
3.375%	2	789,500	0.2
3.875%	1	366,700	0.1
Total:	639	$322,058,287	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	638	$321,408,287	99.8%
6.000%	1	650,000	0.2
Total:	639	$322,058,287	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Lifetime Cap	Count	Balance	Percent
6.000% to 6.999%	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	5	$3,527,776	1.1%
10.000% to 10.499%	43	22,297,309	6.9
10.500% to 10.999%	147	77,711,740	24.1
11.000% to 11.499%	303	149,295,867	46.4
11.500% to 11.999%	121	59,831,444	18.6
12.000% to 12.499%	19	8,946,149	2.8
12.500% to 12.999%	1	448,000	0.1
Total:	639	$322,058,287	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	627	$315,348,955	97.9%
37 to 60	12	6,709,332	2.1
Total:	639	$322,058,287	100.0%

Delinquency in Days	Count	Balance	Percent
0	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Property Type	Count	Balance	Percent
Single Family	360	$187,293,442	58.2%
Planned Unit Development	203	100,359,796	31.2
Condominium	73	32,621,849	10.1
2-4 Family	3	1,783,200	0.6
Total:	639	$322,058,287	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	578	$293,786,318	91.2%
Second Home	61	28,271,969	8.8
Total:	639	$322,058,287	100.0%

Purpose	Count	Balance	Percent
Purchase	493	$251,908,139	78.2%
Rate Term Refinance	98	48,503,691	15.1
Cash Out Refinance	48	21,646,457	6.7
Total:	639	$322,058,287	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	75	$38,629,058	12.0%
Full Doc	54	27,392,529	8.5
Full/Alt Doc	509	255,403,275	79.3
Income Only	1	633,425	0.2
Total:	639	$322,058,287	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	2	$1,404,000	0.4%
0.001% to 10.000%	6	3,995,079	1.2
10.001% to 20.000%	26	13,654,174	4.2
20.001% to 30.000%	94	48,324,350	15.0
30.001% to 40.000%	311	149,647,813	46.5
40.001% to 50.000%	183	95,536,737	29.7
50.001% to 60.000%	17	9,496,135	2.9
Total:	639	$322,058,287	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	638	$321,658,287	99.9%
Y	1	400,000	0.1
Total:	639	$322,058,287	100.0%

Interest Only	Count	Balance	Percent
Y	542	$274,295,713	85.2%
N	97	47,762,574	14.8
Total:	639	$322,058,287	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	606	$309,533,499	96.1%
OLTV > 80 and Insured	33	12,524,788	3.9
Total:	639	$322,058,287	100.0%

Servicer	Count	Balance	Percent
Countrywide	381	$194,426,384	60.4%
National City Mortgage	258	127,631,903	39.6
Total:	639	$322,058,287	100.0%

Stats
Count: 731
Current Balance: $368,103,092
Average Current Balance: $503,561
Gross Weighted Average Coupon: 4.849%
Net Weighted Average Coupon: 4.598%
Weighted Average Expense Rate: 0.251%
Weighted Average Expense Rate - after Reset: 0.284%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 71.31%
Margin: 2.523%
Net Margin: 2.239%
Initial Periodic Cap: 5.009%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.009%
Maximum Interest Rate: 9.857%
Months to Next Roll: 59
FICO Score: 735
Max Zip Code Percentage: 1.246%
Debt-to-Income Ratio: 17.059%

Conforming	Count	Balance	Percent
N	638	$344,944,230	93.7%
Y	93	23,158,862	6.3
Total:	731	$368,103,092	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	22	$3,552,326	1.0%
$200,000.01 to $350,000.00	116	35,056,742	9.5
$350,000.01 to $500,000.00	327	136,935,398	37.2
$500,000.01 to $650,000.00	159	91,855,504	25.0
$650,000.01 to $800,000.00	44	31,839,361	8.6
$800,000.01 to $950,000.00	18	15,915,893	4.3
$950,000.01 to $1,100,000.00	32	31,984,425	8.7
$1,100,000.01 to $1,250,000.00	3	3,632,996	1.0
$1,250,000.01 to $1,400,000.00	1	1,268,000	0.3
$1,400,000.01 to $1,550,000.00	6	8,989,550	2.4
$1,850,000.01 to $2,000,000.00	1	1,972,898	0.5
$2,000,000.01 to $2,150,000.00	1	2,100,000	0.6
$2,900,000.01 to $3,050,000.00	1	3,000,000	0.8
Total:	731	$368,103,092	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	5	$1,895,183	0.5%
3.000% to 3.249%	3	1,239,200	0.3
3.250% to 3.499%	3	1,113,900	0.3
3.500% to 3.749%	18	6,895,354	1.9
3.750% to 3.999%	35	14,811,060	4.0
4.000% to 4.249%	63	34,289,111	9.3
4.250% to 4.499%	130	69,942,593	19.0
4.500% to 4.749%	136	67,150,565	18.2
4.750% to 4.999%	11	6,164,655	1.7
5.000% to 5.249%	33	16,554,380	4.5
5.250% to 5.499%	107	57,095,021	15.5
5.500% to 5.749%	93	46,154,167	12.5
5.750% to 5.999%	56	27,628,415	7.5
6.000% to 6.249%	21	9,086,417	2.5
6.250% to 6.499%	6	2,142,700	0.6
6.500% to 6.749%	8	4,508,149	1.2
6.750% to 6.999%	2	782,223	0.2
7.500% to 7.749%	1	650,000	0.2
Total:	731	$368,103,092	100.0%

Age	Count	Balance	Percent
0 to 2	675	$340,323,067	92.5%
3 to 5	52	24,577,656	6.7
6 to 8	3	1,723,816	0.5
12 to 14	1	1,478,553	0.4
Total:	731	$368,103,092	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	45	$31,354,420	8.5%
50.001% to 60.000%	60	39,603,790	10.8
60.001% to 70.000%	89	49,634,610	13.5
70.001% to 75.000%	72	37,715,382	10.2
75.001% to 80.000%	454	205,764,171	55.9
80.001% to 85.000%	2	708,915	0.2
85.001% to 90.000%	3	1,318,902	0.4
90.001% to 95.000%	6	2,002,903	0.5
Total:	731	$368,103,092	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	45	$31,354,420	8.5%
50.001% to 60.000%	61	39,949,790	10.9
60.001% to 70.000%	92	50,985,578	13.9
70.001% to 75.000%	69	36,364,414	9.9
75.001% to 80.000%	453	205,418,171	55.8
80.001% to 85.000%	2	708,915	0.2
85.001% to 90.000%	3	1,318,902	0.4
90.001% to 95.000%	6	2,002,903	0.5
Total:	731	$368,103,092	100.0%

FICO Score	Count	Balance	Percent
0 to 539	1	$399,436	0.1%
600 to 639	3	1,120,976	0.3
640 to 679	66	33,499,853	9.1
680 to 699	81	41,069,079	11.2
700 to 719	108	58,142,625	15.8
720 to 759	240	117,300,797	31.9
760 to 799	222	110,245,145	29.9
800 to 819	10	6,325,182	1.7
Total:	731	$368,103,092	100.0%

First Payment Date	Count	Balance	Percent
2003-10-01	1	$1,478,553	0.4%
2004-04-01	3	1,723,816	0.5
2004-05-01	3	1,502,983	0.4
2004-06-01	15	7,557,598	2.1
2004-07-01	34	15,517,074	4.2
2004-08-01	119	62,575,730	17.0
2004-09-01	459	228,965,888	62.2
2004-10-01	97	48,781,450	13.3
Total:	731	$368,103,092	100.0%

States	Count	Balance	Percent
AL	1	$210,320	0.1%
AR	1	332,977	0.1
AZ	16	7,277,021	2.0
CA	334	182,904,370	49.7
CO	14	5,295,434	1.4
CT	9	5,594,333	1.5
DC	13	7,820,315	2.1
DE	3	1,436,802	0.4
FL	23	9,829,182	2.7
GA	20	7,759,958	2.1
HI	5	2,255,400	0.6
ID	3	1,231,639	0.3
IL	18	8,920,964	2.4
IN	3	1,115,574	0.3
KS	3	859,591	0.2
LA	1	232,273	0.1
MA	8	4,058,787	1.1
MD	36	18,157,489	4.9
ME	1	383,961	0.1
MI	11	5,170,390	1.4
MN	11	4,945,784	1.3
MO	2	1,041,750	0.3
MS	1	204,068	0.1
NC	17	8,192,254	2.2
NE	1	158,400	0.0
NJ	25	13,015,767	3.5
NV	16	7,480,887	2.0
NY	22	13,369,695	3.6
OH	8	2,592,223	0.7
OR	4	1,974,900	0.5
PA	11	5,298,524	1.4
RI	2	821,012	0.2
SC	6	1,869,597	0.5
TN	3	1,116,861	0.3
TX	8	3,555,199	1.0
UT	4	1,539,172	0.4
VA	46	20,679,664	5.6
WA	13	6,150,873	1.7
WI	7	2,498,102	0.7
WY	1	751,581	0.2
Total:	731	$368,103,092	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92657	4	$4,585,000	1.2%
90049	3	4,237,000	1.2
94583	7	3,587,412	1.0
95008	4	3,101,912	0.8
92660	4	2,975,696	0.8
95121	5	2,613,717	0.7
95762	5	2,543,636	0.7
94506	3	2,339,200	0.6
92154	5	2,152,110	0.6
92673	3	2,149,426	0.6
Other	688	337,817,983	91.8
Total:	731	$368,103,092	100.0%

Index	Count	Balance	Percent
1 YR CMT	398	$199,286,676	54.1%
1 YR LIBOR	333	168,816,416	45.9
Total:	731	$368,103,092	100.0%

Margin	Count	Balance	Percent
2.250%	329	$167,107,313	45.4%
2.750%	401	200,599,680	54.5
3.125%	1	396,100	0.1
Total:	731	$368,103,092	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	726	$364,885,183	99.1%
6.000%	5	3,217,910	0.9
Total:	731	$368,103,092	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Lifetime Cap	Count	Balance	Percent
5.000% to 5.999%	726	$364,885,183	99.1%
6.000% to 6.999%	5	3,217,910	0.9
Total:	731	$368,103,092	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	5	$1,895,183	0.5%
8.000% to 8.499%	6	2,353,100	0.6
8.500% to 8.999%	53	21,706,414	5.9
9.000% to 9.499%	193	104,231,704	28.3
9.500% to 9.999%	147	73,315,219	19.9
10.000% to 10.499%	138	71,762,847	19.5
10.500% to 10.999%	148	73,322,582	19.9
11.000% to 11.499%	27	12,244,315	3.3
11.500% to 11.999%	11	5,750,372	1.6
12.000% to 12.499%	2	871,356	0.2
12.500% to 12.999%	1	650,000	0.2
Total:	731	$368,103,092	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Delinquency in Days	Count	Balance	Percent
0	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Property Type	Count	Balance	Percent
Single Family	531	$270,960,668	73.6%
Planned Unit Development	121	60,541,186	16.4
Condominium	69	31,385,002	8.5
Co-op	7	3,578,736	1.0
2-4 Family	3	1,637,500	0.4
Total:	731	$368,103,092	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	695	$349,971,525	95.1%
Second Home	36	18,131,568	4.9
Total:	731	$368,103,092	100.0%

Purpose	Count	Balance	Percent
Purchase	553	$264,008,384	71.7%
Rate Term Refinance	140	82,656,183	22.5
Cash Out Refinance	38	21,438,525	5.8
Total:	731	$368,103,092	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	171	$80,336,257	21.8%
Full Doc	218	126,420,959	34.3
Full/Alt Doc	260	132,241,720	35.9
Income Only	12	4,719,664	1.3
No Doc	70	24,384,493	6.6
Total:	731	$368,103,092	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	390	$195,657,946	53.2%
0.001% to 10.000%	3	2,133,469	0.6
10.001% to 20.000%	16	8,849,692	2.4
20.001% to 30.000%	46	23,590,571	6.4
30.001% to 40.000%	155	78,184,596	21.2
40.001% to 50.000%	105	52,103,486	14.2
50.001% to 60.000%	16	7,583,332	2.1
Total:	731	$368,103,092	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Interest Only	Count	Balance	Percent
Y	579	$290,214,617	78.8%
N	152	77,888,475	21.2
Total:	731	$368,103,092	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	720	$364,072,373	98.9%
OLTV > 80 and Insured	11	4,030,719	1.1
Total:	731	$368,103,092	100.0%

Servicer	Count	Balance	Percent
Countrywide	196	$98,603,648	26.8%
National City Mortgage	147	74,626,294	20.3
Wells Fargo	388	194,873,150	52.9
Total:	731	$368,103,092	100.0%

Goldman Sachs

$994,475,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-12
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-12

Certificates	Group	Product Type	Approximate Certificate Balance (1)	Expected Ratings (Moody's and Fitch)	Expected Credit Enhancement Percentage (2)	Initial Coupon(3)	Estimated Avg. Life (yrs) CPB/YTC(4)	Estimated Avg. Life (yrs) MAT(5)	Principal Payment Window CPB/YTC(4)	Principal Payment Window MAT(5)	Pricing Speed
1A1(7)	1	1 mo or 6 mo	301,728,000	Aaa/AAA	8.00%	1ML+0.34%	3.81	4.19	11/04-08/14	11/04-08/34	20 CPR
1A2(7)	1	1 mo or 6 mo	8,199,000	Aaa/AAA	5.50%	1ML+0.34%	3.81	4.19	11/04-08/14	11/04-08/34	20 CPR
1AX	1	1 mo or 6 mo	323,866,000	Aaa/AAA	5.50%	[ ]%	NA	NA	NA	NA	20 CPR
2A1	2	3/1	212,676,000	Aaa/AAA	4.10%	4.250%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A2	2	3/1	30,000,000	Aaa/AAA	4.10%	3.554%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A3	2	3/1	60,000,000	Aaa/AAA	4.10%	4.500%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A1X	2	3/1	212,676,000	Aaa/AAA	4.10%	0.605%	NA	NA	NA	NA	25 CPR
2A2X	2	3/1	30,000,000	Aaa/AAA	4.10%	1.301%	NA	NA	NA	NA	25 CPR
2A3X	2	3/1	60,000,000	Aaa/AAA	4.10%	0.355%	NA	NA	NA	NA	25 CPR
3A1	3	5/1	89,773,000	Aaa/AAA	4.10%	4.598%	0.50	0.50	11/04-10/05	11/04-10/05	25 CPB
3A2	3	5/1	35,277,000	Aaa/AAA	4.10%	4.598%	1.25	1.25	10/05-04/06	10/05-04/06	25 CPB
3A3	3	5/1	62,758,000	Aaa/AAA	4.10%	4.598%	2.00	2.00	04/06-05/07	04/06-05/07	25 CPB
3A4	3	5/1	38,066,000	Aaa/AAA	4.10%	4.598%	3.00	3.00	05/07-04/08	05/07-04/08	25 CPB
3A5	3	5/1	32,439,000	Aaa/AAA	4.10%	4.598%	4.00	4.00	04/08-05/09	04/08-05/09	25 CPB
3A6	3	5/1	87,637,000	Aaa/AAA	4.10%	4.598%	4.77	7.76	05/09-08/09	05/09-08/34	25 CPB
1B1	1	1 mo or 6 mo	7,379,000	AA	3.25%	1ML+0.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B2	1	1 mo or 6 mo	4,100,000	A	2.00%	1ML+0.95%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B3	1	1 mo or 6 mo	2,460,000	BBB	1.25%	1ML+1.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
2B1	2&3	3/1 and 5/1	12,513,000	AA	2.25%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B2	2&3	3/1 and 5/1	6,426,000	A	1.30%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B3	2&3	3/1 and 5/1	3,044,000	BBB	0.85%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB

1. The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2A1X, Class 2A2X and Class 2A3X Certificates will be equal to the principal balances of the Class 2A1, Class 2A2 and Class 2A3 Certificates respectively. No principal will be distributed on the Class 1AX and Class 2AX Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
3. For the Class 1A1 and 1A2 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.250% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A2 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 3.554% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A3 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.500% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, 1A2, Class 1B1, Class 1B2, and Class 1B3 Certificates. The Class 1AX interest distribution, however, will be subject to certain limitations, as described in the "Structure of the Certificates" section below. For the Class 2A1X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 2A2X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A2 Certificate. For the Class 2A3X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A3 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.
6. The Class 2A1, Class 2A2, and Class 2A3 Certificates are amortized pro-rata, while the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5 and Class 3A6 amortize sequentially, with payments going to the Class 3A1, then Class 3A2, then Class 3A3, then Class 3A4, then Class 3A5, then Class 3A6 Certificates.
7. The Class 1A1 Certificates are Super Senior Certificates, while the Class 1A2 Certificates are the Super Senior Support Certificates. The Class 1A2 Certificates are entitled to receive distributions of interest and principal concurrently with the Class 1A1 Certificates, and the Class 1A2 Certificates are supported by the subordination of the Class 1B1, 1B2, 1B3, 1B4, 1B5 and 1B6 Certificates. However, if the Class 1A2 Certificates are outstanding after the certificate principal balance of the Class 1B1 Certificates have been reduced to zero, then any further realized losses relating to the Group 1 mortgage loans will be borne by the Class 1A2 Certificates.

Preliminary Collateral Description[1]

	Group 1		Group 2	Group 3	Total
Product	1 Month ARM	6 Month ARM	3/1 Hybrid	5/1 Hybrid	
Aggregate Principal Balance	$67,688,052	$266,970,808	$322,058,287	$368,103,092	$1,024,820,240
Average Loan Balance	$367,870	$369,766	$504,004	$503,561	$450,273
Number of Loans	184	722	639	731	2,276
Weighted Average Months to Roll	1	4	35	58	33
Weighted Average Term to Maturity	358	358	359	359	359
Gross WAC	3.407%	3.663%	5.110%	4.849%	4.527%
Weighted Average Expense Rate before reset	0.391%	0.348%	0.255%	0.251%	0.287%
Weighted Average Expense Rate after reset	0.391%	0.348%	0.255%	0.284%	0.299%
Net WAC	3.016%	3.314%	4.855%	4.598%	4.240%
Initial Cap[2]	0.000%	0.000%	2.008%	5.009%	2.476%
Periodic Cap[2]	0.000%	0.000%	2.000%	2.000%	1.393%
Lifetime Cap	8.593%	7.880%	6.000%	5.009%	6.305%
Gross WAC Range	2.265%-4.625%	2.750%-5.625%	3.625%-6.500%	2.750%-7.625%	2.625%-7.625%
Maximum Gross WAC	12.000%	11.541%	11.110%	9.857%	10.831%
Gross Margin	2.091%	2.033%	2.275%	2.523%	2.289%
Net Margin	1.700%	1.685%	2.020%	2.239%	1.990%
One- Month LIBOR Indexed Percent	100%	0%	0%	0%	7%
Six- Month LIBOR Indexed Percent	0%	100%	0%	0%	26%
One-Year LIBOR Indexed Percent	0%	0%	98%	46%	47%
Six- Month CMT Indexed Percent	0%	0%	0%	0%	0%
One-Year CMT Indexed Percent	0%	0%	2%	54%	20%
FICO	715	718	733	735	729
Interest Only Percent	100%	81%	85%	79%	83%
Cash Out Refinance Percent	2%	11%	7%	6%	7%
California Percent	44%	45%	52%	50%	49%
Primary Residence Percent	98%	93%	91%	95%	93%
Single Family and PUD Percent	92%	90%	89%	90%	90%
Single Largest Zip Code Percent	3%	2%	1%	1%	1%
Largest Individual Loan Balance	$2,000,000	$2,665,000	$1,500,000	$3,000,000	$3,000,000

(1) Using September 1, 2004 scheduled balances
(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

Time Table

Cut-Off Date:	October 1, 2004
Settlement Date:	October 29, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	November 26, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 super senior certificates will be approximately 8.00% (+/-0.50%), and for the Class 1A2 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, Class 1A2, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 and Group 3 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 and Group 3 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 and Group 3 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, Class 2A2, Class 2A3, Class 2A1X, Class 2A2X, and Class 2A3X Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

Shifting Interest on the Group 1 Certificates

Unless the aggregate class principal balance of the Group 1 subordinate certificates has reached a certain level relative to the Group 1 Senior Certificates, or the delinquencies and losses on the Group 1 mortgage loans exceed certain limits, the related Group 1 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 10th anniversary of the first distribution date (i.e., the distribution date in October 2014). Thereafter, the Group 1 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and prepayments.

If before the Distribution Date in November 2007 the credit support to the related Group 1 Senior Certificates is greater than two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Shifting Interest on the Group 2 and Group 3 Certificates

Unless the aggregate class principal balance of the Group 2 and Group 3 Subordinate Certificates has reached a certain level relative to the related Group 2 and Group 3 Senior Certificates, or the delinquencies and losses on the Group 2 and Group 3 mortgage loans exceed certain limits, the related Group 2 and Group 3 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the Group 2 and Group 3 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to the Group 2 and Group 3 senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Group 2 and Group 3 Subordinate Certificates are as follows:

Distribution Date	Percentage
November 2004 – October 2009	0%
November 2009 – October 2010	30%
November 2010 – October 2011	40%
November 2011 – October 2012	60%
November 2012 – October 2013	80%
November 2013 and after	100%

If before the Distribution Date in November 2007 the credit support to the related Group 2 and Group 3 Senior Certificates is greater than two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Certain Limitations in the Distribution of Interest to the 1AX Certificates

On each distribution date, amounts otherwise distributable in respect to the Class 1AX Certificates will instead be distributed to the Class 1A1 and 1A2 Certificates to the extent of any accrued and unpaid interest shortfall on the Class 1A1 and 1A2 attributable solely to the basis risk.

Key Terms

Issuer:	GSR Mortgage Loan Trust 2004-12
Depositor:	GS Mortgage Securities Corp
Originators:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.
Servicers:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Moody's and Fitch
Type of Issuance:	Public for all the Offered Certificates
Servicer Advancing:	To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.
Compensating Interest:	With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.
Interest Accrual:	On a 30/360 basis; except for the Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.
Group 1 Mortgage Loans:	The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]
Group 2 Mortgage Loans:	The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans Cont'd: The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 8.00% (+/- 0.50%) for the 1A1, 5.50% (+/- 0.50%), for the 1A2 and 1AX Senior Certificates; 4.10% (+/- 0.50%) for the 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 Senior Certificates.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
1B4	1,639,000	3.270%
1B5	984,000	3.270%
1B6	1,476,683	3.270%
2B4	2,029,000	4.718%
2B5	1,352,000	4.718%
2B6	2,368,052	4.718%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

Stats
Count: 2,276
Current Balance: $1,024,820,240
Average Current Balance: $450,273
Gross Weighted Average Coupon: 4.527%
Net Weighted Average Coupon: 4.240%
Weighted Average Expense Rate: 0.287%
Weighted Average Expense Rate - after Reset: 0.299%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 72.62%
Margin: 2.289%
Net Margin: 1.990%
Non-Zero Initial Periodic Cap: 3.442%
Non-Zero Subsequent Periodic Cap: 1.936%
Lifetime Cap: 6.305%
Maximum Interest Rate: 10.831%
Months to Next Roll: 33
FICO Score: 729
Max Zip Code Percentage: 0.679%
Debt-to-Income Ratio: 26.552%

Conforming	Count	Balance	Percent
N	1,668	$897,459,999	87.6%
Y	608	127,360,241	12.4
Total:	2,276	$1,024,820,240	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	282	$40,608,990	4.0%
$200,000.01 to $350,000.00	458	131,631,591	12.8
$350,000.01 to $500,000.00	872	364,264,470	35.5
$500,000.01 to $650,000.00	384	223,123,022	21.8
$650,000.01 to $800,000.00	107	77,626,826	7.6
$800,000.01 to $950,000.00	64	56,179,314	5.5
$950,000.01 to $1,100,000.00	72	71,696,345	7.0
$1,100,000.01 to $1,250,000.00	8	9,598,996	0.9
$1,250,000.01 to $1,400,000.00	3	3,992,997	0.4
$1,400,000.01 to $1,550,000.00	12	17,942,050	1.8
$1,550,000.01 to $1,700,000.00	1	1,694,492	0.2
$1,700,000.01 to $1,850,000.00	4	7,031,000	0.7
$1,850,000.01 to $2,000,000.00	6	11,665,148	1.1
$2,000,000.01 to $2,150,000.00	1	2,100,000	0.2
$2,600,000.01 to $2,750,000.00	1	2,665,000	0.3
$2,900,000.01 to $3,050,000.00	1	3,000,000	0.3
Total:	2,276	$1,024,820,240	100.0%

Current Rate	Count	Balance	Percent
2.500% to 2.749%	2	$934,793	0.1%
2.750% to 2.999%	29	11,955,718	1.2
3.000% to 3.249%	67	25,464,767	2.5
3.250% to 3.499%	179	79,595,516	7.8
3.500% to 3.749%	253	89,047,347	8.7
3.750% to 3.999%	267	98,988,058	9.7
4.000% to 4.249%	205	85,812,829	8.4
4.250% to 4.499%	177	89,939,728	8.8
4.500% to 4.749%	209	101,594,921	9.9
4.750% to 4.999%	111	55,981,750	5.5
5.000% to 5.249%	178	86,770,419	8.5
5.250% to 5.499%	269	137,650,551	13.4
5.500% to 5.749%	162	80,071,886	7.8
5.750% to 5.999%	110	54,448,318	5.3
6.000% to 6.249%	36	16,633,417	1.6
6.250% to 6.499%	10	3,541,850	0.3
6.500% to 6.749%	9	4,956,149	0.5
6.750% to 6.999%	2	782,223	0.1
7.500% to 7.749%	1	650,000	0.1
Total:	2,276	$1,024,820,240	100.0%

Age	Count	Balance	Percent
0 to 2	1,953	$900,755,200	87.9%
3 to 5	249	101,770,456	9.9
6 to 8	68	18,884,151	1.8
9 to 11	5	1,931,879	0.2
12 to 14	1	1,478,553	0.1
Total:	2,276	$1,024,820,240	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	123	$66,807,174	6.5%
50.001% to 60.000%	155	88,383,875	8.6
60.001% to 70.000%	328	176,983,136	17.3
70.001% to 75.000%	255	118,496,262	11.6
75.001% to 80.000%	1,248	530,465,916	51.8
80.001% to 85.000%	9	2,177,009	0.2
85.001% to 90.000%	76	21,446,423	2.1
90.001% to 95.000%	82	20,060,443	2.0
Total:	2,276	$1,024,820,240	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	125	$67,431,573	6.6%
50.001% to 60.000%	157	88,995,266	8.7
60.001% to 70.000%	330	177,774,208	17.3
70.001% to 75.000%	256	118,457,634	11.6
75.001% to 80.000%	1,240	527,776,896	51.5
80.001% to 85.000%	10	2,877,796	0.3
85.001% to 90.000%	76	21,446,423	2.1
90.001% to 95.000%	82	20,060,443	2.0
Total:	2,276	$1,024,820,240	100.0%

FICO Score	Count	Balance	Percent
0 to 539	1	$399,436	0.0%
600 to 639	77	27,613,295	2.7
640 to 679	281	112,285,990	11.0
680 to 699	240	108,072,843	10.5
700 to 719	355	162,778,789	15.9
720 to 759	738	341,155,400	33.3
760 to 799	551	256,289,619	25.0
800 to 819	30	14,689,669	1.4
820 to 839	3	1,535,199	0.1
Total:	2,276	$1,024,820,240	100.0%

First Payment Date	Count	Balance	Percent
2003-10-01	1	$1,478,553	0.1%
2003-12-01	1	283,030	0.0
2004-01-01	4	1,648,849	0.2
2004-02-01	10	1,974,864	0.2
2004-03-01	22	4,990,714	0.5
2004-04-01	36	11,918,573	1.2
2004-05-01	46	17,465,224	1.7
2004-06-01	43	20,259,510	2.0
2004-07-01	160	64,045,723	6.2
2004-08-01	516	217,867,073	21.3
2004-09-01	1,003	461,301,061	45.0
2004-10-01	422	214,877,734	21.0
2004-11-01	12	6,709,332	0.7
Total:	2,276	$1,024,820,240	100.0%

States	Count	Balance	Percent
AL	11	$3,234,282	0.3%
AR	1	332,977	0.0
AZ	74	22,715,157	2.2
CA	952	501,587,394	48.9
CO	64	22,534,083	2.2
CT	15	8,775,475	0.9
DC	18	10,550,777	1.0
DE	6	2,231,902	0.2
FL	136	54,301,990	5.3
GA	67	21,972,846	2.1
HI	11	6,268,400	0.6
IA	1	143,000	0.0
ID	6	1,760,124	0.2
IL	69	32,915,833	3.2
IN	9	2,377,703	0.2
KS	6	1,473,125	0.1
KY	17	3,392,829	0.3
LA	7	1,472,305	0.1
MA	37	16,084,705	1.6
MD	103	49,447,587	4.8
ME	3	608,946	0.1
MI	40	13,551,937	1.3
MN	29	8,996,096	0.9
MO	18	6,649,939	0.6
MS	1	204,068	0.0
NC	46	19,218,948	1.9
NE	2	322,888	0.0
NH	6	1,664,249	0.2
NJ	61	29,335,878	2.9
NM	3	1,869,499	0.2
NV	57	23,371,551	2.3
NY	35	18,470,620	1.8
OH	48	13,174,562	1.3
OR	17	5,831,384	0.6
PA	23	8,765,769	0.9
RI	4	1,645,012	0.2
SC	17	5,476,298	0.5
TN	13	3,886,229	0.4
TX	38	15,588,541	1.5
UT	16	5,454,386	0.5
VA	140	56,853,862	5.5
WA	38	15,862,502	1.5
WI	8	2,898,102	0.3
WV	1	168,500	0.0
WY	2	1,377,981	0.1
Total:	2,276	$1,024,820,240	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32413	15	$6,960,480	0.7%
89052	14	6,418,578	0.6
92024	9	5,962,756	0.6
94583	11	5,789,170	0.6
90004	4	5,580,347	0.5
92657	5	5,533,443	0.5
92130	9	5,482,762	0.5
94566	9	5,284,794	0.5
92037	5	5,066,083	0.5
32541	9	4,722,824	0.5
Other	2,186	968,019,003	94.5
Total:	2,276	$1,024,820,240	100.0%

Index	Count	Balance	Percent
1 MO LIBOR	184	$67,688,052	6.6%
1 YR CMT	412	205,129,360	20.0
1 YR LIBOR	958	485,032,019	47.3
6 MO LIBOR	722	266,970,808	26.1
Total:	2,276	$1,024,820,240	100.0%

Margin	Count	Balance	Percent
1.500%	61	$25,658,244	2.5%
1.625%	39	12,122,645	1.2
1.750%	67	27,792,654	2.7
1.875%	89	29,509,226	2.9
2.000%	220	98,588,320	9.6
2.125%	153	54,643,169	5.3
2.250%	1,048	511,657,687	49.9
2.375%	47	16,796,116	1.6
2.500%	73	23,031,977	2.2
2.625%	3	877,378	0.1
2.750%	445	216,297,746	21.1
2.875%	11	2,806,281	0.3
3.000%	4	943,200	0.1
3.125%	7	1,606,705	0.2
3.250%	2	548,650	0.1
3.375%	6	1,573,542	0.2
3.875%	1	366,700	0.0
Total:	2,276	$1,024,820,240	100.0%

Initial Periodic Cap	Count	Balance	Percent
0.000%	802	$287,534,707	28.1%
1.000%	104	47,124,154	4.6
2.000%	638	321,408,287	31.4
5.000%	726	364,885,183	35.6
6.000%	6	3,867,910	0.4
Total:	2,276	$1,024,820,240	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
0.000%	802	$287,534,707	28.1%
1.000%	104	47,124,154	4.6
2.000%	1,370	690,161,379	67.3
Total:	2,276	$1,024,820,240	100.0%

Lifetime Cap	Count	Balance	Percent
5.000% to 5.999%	726	$364,885,183	35.6%
6.000% to 6.999%	753	374,437,406	36.5
7.000% to 7.999%	89	24,831,644	2.4
8.000% to 8.999%	655	239,478,309	23.4
9.000% to 9.999%	53	21,187,698	2.1
Total:	2,276	$1,024,820,240	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	5	$1,895,183	0.2%
8.000% to 8.499%	6	2,353,100	0.2
8.500% to 8.999%	57	23,832,724	2.3
9.000% to 9.499%	247	129,625,342	12.6
9.500% to 9.999%	194	95,235,994	9.3
10.000% to 10.499%	185	95,271,363	9.3
10.500% to 10.999%	295	151,034,322	14.7
11.000% to 11.499%	330	161,540,182	15.8
11.500% to 11.999%	132	65,581,817	6.4
12.000% to 12.499%	823	297,352,212	29.0
12.500% to 12.999%	2	1,098,000	0.1
Total:	2,276	$1,024,820,240	100.0%

Months to Roll	Count	Balance	Percent
0	23	$5,458,924	0.5%
1 to 6	883	329,199,936	32.1
7 to 36	627	315,348,955	30.8
37 to 60	743	374,812,424	36.6
Total:	2,276	$1,024,820,240	100.0%

Delinquency in Days	Count	Balance	Percent
0	2,272	$1,023,181,826	99.8%
30	4	1,638,413	0.2
Total:	2,276	$1,024,820,240	100.0%

Property Type	Count	Balance	Percent
Single Family	1,464	$683,670,925	66.7%
Planned Unit Development	549	237,037,245	23.1
Condominium	217	87,588,635	8.5
Co-op	37	11,211,170	1.1
2-4 Family	9	5,312,265	0.5
Total:	2,276	$1,024,820,240	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	2,109	$957,650,364	93.4%
Second Home	163	66,048,608	6.4
Investment	4	1,121,268	0.1
Total:	2,276	$1,024,820,240	100.0%

Servicer	Count	Balance	Percent
Countrywide	1,318	$559,955,159	54.6%
National City Mortgage	466	222,867,777	21.7
Wells Fargo	492	241,997,304	23.6
Total:	2,276	$1,024,820,240	100.0%

Purpose	Count	Balance	Percent
Purchase	1,456	$679,765,039	66.3%
Rate Term Refinance	650	270,522,655	26.4
Cash Out Refinance	170	74,532,546	7.3
Total:	2,276	$1,024,820,240	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	445	$215,730,893	21.1%
Full Doc	757	305,213,264	29.8
Full/Alt Doc	898	427,470,010	41.7
Income Only	101	51,314,810	5.0
No Doc	75	25,091,262	2.4
Total:	2,276	$1,024,820,240	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	500	$245,437,978	23.9%
0.001% to 10.000%	35	15,559,727	1.5
10.001% to 20.000%	130	48,777,308	4.8
20.001% to 30.000%	320	144,764,740	14.1
30.001% to 40.000%	702	322,412,649	31.5
40.001% to 50.000%	491	215,265,886	21.0
50.001% to 60.000%	97	32,424,546	3.2
60.001% to 70.000%	1	177,406	0.0
Total:	2,276	$1,024,820,240	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	2,275	$1,024,420,240	100.0%
Y	1	400,000	0.0
Total:	2,276	$1,024,820,240	100.0%

Interest Only	Count	Balance	Percent
Y	1,913	$848,719,684	82.8%
N	363	176,100,555	17.2
Total:	2,276	$1,024,820,240	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	2,109	$981,136,364	95.7%
OLTV > 80 and Insured	167	43,683,875	4.3
Total:	2,276	$1,024,820,240	100.0%

Stats
Count: 906
Current Balance: $334,658,860
Average Current Balance: $369,381
Gross Weighted Average Coupon: 3.611%
Net Weighted Average Coupon: 3.254%
Weighted Average Expense Rate: 0.357%
Weighted Average Expense Rate - after Reset: 0.357%
Original Term: 360
Remaining Term: 358
Age: 2
Original Loan-to-Value Ratio: 71.12%
Margin: 2.044%
Net Margin: 1.688%
Non-Zero Initial Periodic Cap: 1.000%
Non-Zero Subsequent Periodic Cap: 1.000%
Lifetime Cap: 8.024%
Maximum Interest Rate: 11.634%
Months to Next Roll: 4
FICO Score: 718
Max Zip Code Percentage: 1.667%
Debt-to-Income Ratio: 28.379%

Conforming	Count	Balance	Percent	%1mo	%6mo
N	391	$230,457,482	68.9%	19.4%	80.6%
Y	515	104,201,378	31.1	22.1	77.9
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Principal Balance	Count	Balance	Percent	%1mo	%6mo
$50,000.01 to $200,000.00	260	$37,056,664	11.1%	20.1%	79.9%
$200,000.01 to $350,000.00	278	74,695,336	22.3	21.8	78.2
$350,000.01 to $500,000.00	188	78,756,388	23.5	16.7	83.3
$500,000.01 to $650,000.00	99	58,309,480	17.4	19.2	80.8
$650,000.01 to $800,000.00	25	18,306,683	5.5	19.4	80.6
$800,000.01 to $950,000.00	19	16,545,749	4.9	16.2	83.8
$950,000.01 to $1,100,000.00	15	14,962,321	4.5	26.5	73.5
$1,100,000.01 to $1,250,000.00	4	4,766,000	1.4	25.2	74.8
$1,250,000.01 to $1,400,000.00	2	2,724,997	0.8	0.0	100.0
$1,400,000.01 to $1,550,000.00	5	7,452,500	2.2	59.7	40.3
$1,550,000.01 to $1,700,000.00	1	1,694,492	0.5	0.0	100.0
$1,700,000.01 to $1,850,000.00	4	7,031,000	2.1	24.9	75.1
$1,850,000.01 to $2,000,000.00	5	9,692,250	2.9	20.6	79.4
$2,600,000.01 to $2,750,000.00	1	2,665,000	0.8	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Current Rate	Count	Balance	Percent	%1mo	%6mo
2.500% to 2.749%	2	$934,793	0.3%	100.0%	0.0%
2.750% to 2.999%	24	10,060,535	3.0	53.5	46.5
3.000% to 3.249%	64	24,225,567	7.2	43.7	56.3
3.250% to 3.499%	176	78,481,616	23.5	27.5	72.5
3.500% to 3.749%	234	81,155,267	24.3	18.9	81.1
3.750% to 3.999%	228	81,645,948	24.4	11.5	88.5
4.000% to 4.249%	123	41,361,112	12.4	6.7	93.3
4.250% to 4.499%	23	7,862,432	2.3	2.7	97.3
4.500% to 4.749%	18	4,655,861	1.4	31.8	68.2
4.750% to 4.999%	8	1,893,850	0.6	0.0	100.0
5.000% to 5.249%	2	698,524	0.2	0.0	100.0
5.250% to 5.499%	2	777,178	0.2	0.0	100.0
5.500% to 5.749%	2	906,178	0.3	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Age	Count	Balance	Percent	%1mo	%6mo
0 to 2	645	$240,707,018	71.9%	24.2%	75.8%
3 to 5	192	75,270,251	22.5	4.1	95.9
6 to 8	64	16,749,712	5.0	30.9	69.1
9 to 11	5	1,931,879	0.6	64.5	35.5
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Original Loan-To-Value Ratio	Count	Balance	Percent	%1mo	%6mo
0.001% to 50.000%	65	$29,093,965	8.7%	29.5%	70.5%
50.001% to 60.000%	69	32,394,587	9.7	20.6	79.4
60.001% to 70.000%	150	76,487,326	22.9	18.7	81.3
70.001% to 75.000%	126	50,046,051	15.0	19.7	80.3
75.001% to 80.000%	373	119,508,563	35.7	18.1	81.9
80.001% to 85.000%	7	1,468,094	0.4	7.8	92.2
85.001% to 90.000%	57	13,928,308	4.2	29.8	70.2
90.001% to 95.000%	59	11,731,966	3.5	20.7	79.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Current Loan-To-Value Ratio	Count	Balance	Percent	%1mo	%6mo
0.001% to 50.000%	66	$29,168,364	8.7%	29.7%	70.3%
50.001% to 60.000%	71	33,209,978	9.9	20.0	80.0
60.001% to 70.000%	149	75,927,430	22.7	18.8	81.2
70.001% to 75.000%	129	50,964,672	15.2	19.4	80.6
75.001% to 80.000%	367	117,559,262	35.1	17.6	82.4
80.001% to 85.000%	8	2,168,881	0.6	40.9	59.1
85.001% to 90.000%	57	13,928,308	4.2	29.8	70.2
90.001% to 95.000%	59	11,731,966	3.5	20.7	79.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

FICO Score	Count	Balance	Percent	%1mo	%6mo
600 to 639	65	$22,261,430	6.7%	15.9%	84.1%
640 to 679	161	53,416,341	16.0	24.1	75.9
680 to 699	108	41,059,625	12.3	28.3	71.7
700 to 719	124	42,985,286	12.8	16.9	83.1
720 to 759	255	103,065,254	30.8	20.6	79.4
760 to 799	181	68,478,138	20.5	15.9	84.1
800 to 819	10	2,857,587	0.9	9.5	90.5
820 to 839	2	535,200	0.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

First Payment Date	Count	Balance	Percent	%1mo	%6mo
2003-12-01	1	$283,030	0.1%	100.0%	0.0%
2004-01-01	4	1,648,849	0.5	58.4	41.6
2004-02-01	10	1,974,864	0.6	58.3	41.7
2004-03-01	22	4,990,714	1.5	6.6	93.4
2004-04-01	32	9,784,134	2.9	37.7	62.3
2004-05-01	42	15,519,872	4.6	14.5	85.5
2004-06-01	27	12,364,877	3.7	0.6	99.4
2004-07-01	123	47,385,503	14.2	1.7	98.3
2004-08-01	337	123,246,755	36.8	13.6	86.4
2004-09-01	308	117,460,263	35.1	35.2	64.8
Total:	906	$334,658,860	100.0%	20.2%	79.8%

States	Count	Balance	Percent	%1mo	%6mo
AL	8	$2,279,962	0.7%	25.6%	74.4%
AZ	50	12,173,951	3.6	4.6	95.4
CA	290	150,151,051	44.9	19.6	80.4
CO	35	9,549,283	2.9	8.7	91.3
DC	2	1,102,462	0.3	0.0	100.0
DE	2	415,100	0.1	0.0	100.0
FL	62	19,752,984	5.9	14.0	86.0
GA	37	9,087,728	2.7	15.9	84.1
HI	1	232,000	0.1	0.0	100.0
IA	1	143,000	0.0	0.0	100.0
ID	3	528,485	0.2	45.5	54.5
IL	30	13,909,675	4.2	26.3	73.7
IN	5	825,129	0.2	36.8	63.2
KS	3	613,535	0.2	0.0	100.0
KY	17	3,392,829	1.0	62.8	37.2
LA	6	1,240,032	0.4	28.2	71.8
MA	18	6,433,663	1.9	8.7	91.3
MD	38	16,381,380	4.9	17.1	82.9
ME	2	224,985	0.1	0.0	100.0
MI	24	6,100,563	1.8	13.2	86.8
MN	17	3,696,312	1.1	54.5	45.5
MO	11	3,215,496	1.0	2.6	97.4
NC	21	6,540,444	2.0	4.3	95.7
NE	1	164,488	0.0	0.0	100.0
NH	6	1,664,249	0.5	8.1	91.9
NJ	24	10,842,849	3.2	36.1	63.9
NM	1	319,599	0.1	0.0	100.0
NV	12	3,418,601	1.0	7.9	92.1
NY	4	790,506	0.2	19.9	80.1
OH	37	8,374,612	2.5	19.7	80.3
OR	12	3,404,484	1.0	19.7	80.3
PA	10	2,574,420	0.8	10.0	90.0
RI	1	488,000	0.1	100.0	0.0
SC	9	2,853,861	0.9	8.2	91.8
TN	9	2,241,368	0.7	4.6	95.4
TX	18	5,454,167	1.6	20.6	79.4
UT	7	1,659,417	0.5	0.0	100.0
VA	50	14,755,234	4.4	34.1	65.9
WA	20	7,094,461	2.1	67.5	32.5
WI	1	400,000	0.1	0.0	100.0
WV	1	168,500	0.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Top 10 Zipcodes	Count	Balance	Percent	%1mo	%6mo
90004	4	$5,580,347	1.7%	26.0%	74.0%
92037	3	3,666,250	1.1	0.0	100.0
93108	2	3,625,000	1.1	0.0	100.0
60614	4	3,218,912	1.0	56.8	43.2
92024	5	3,116,800	0.9	24.1	75.9
92651	3	2,924,834	0.9	0.0	100.0
92677	5	2,874,503	0.9	22.2	77.8
92130	5	2,849,413	0.9	0.0	100.0
93065	5	2,808,175	0.8	55.5	44.5
21403	1	2,665,000	0.8	0.0	100.0
Other	869	301,329,627	90.0	20.4	79.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Index	Count	Balance	Percent	%1mo	%6mo
1 MO LIBOR	184	$67,688,052	20.2%	100.0%	0.0%
6 MO LIBOR	722	266,970,808	79.8	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Margin	Count	Balance	Percent	%1mo	%6mo
1.500%	61	$25,658,244	7.7%	28.3%	71.7%
1.625%	39	12,122,645	3.6	16.1	83.9
1.750%	67	27,792,654	8.3	22.2	77.8
1.875%	89	29,509,226	8.8	14.4	85.6
2.000%	220	98,588,320	29.5	13.5	86.5
2.125%	153	54,643,169	16.3	16.5	83.5
2.250%	112	36,433,240	10.9	17.5	82.5
2.375%	47	16,796,116	5.0	54.2	45.8
2.500%	73	23,031,977	6.9	34.4	65.6
2.625%	3	877,378	0.3	32.3	67.7
2.750%	18	3,950,139	1.2	0.0	100.0
2.875%	8	1,769,255	0.5	29.1	70.9
3.000%	4	943,200	0.3	0.0	100.0
3.125%	6	1,210,605	0.4	51.8	48.2
3.250%	2	548,650	0.2	33.4	66.6
3.375%	4	784,042	0.2	85.3	14.7
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Initial Periodic Cap	Count	Balance	Percent	%1mo	%6mo
0.000%	802	$287,534,707	85.9%	23.5%	76.5%
1.000%	104	47,124,154	14.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Subsequent Periodic Cap	Count	Balance	Percent	%1mo	%6mo
0.000%	802	$287,534,707	85.9%	23.5%	76.5%
1.000%	104	47,124,154	14.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Lifetime Cap	Count	Balance	Percent	%1mo	%6mo
6.000% to 6.999%	109	$49,161,209	14.7%	0.0%	100.0%
7.000% to 7.999%	89	24,831,644	7.4	7.4	92.6
8.000% to 8.999%	655	239,478,309	71.6	22.1	77.9
9.000% to 9.999%	53	21,187,698	6.3	61.4	38.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Max Rate	Count	Balance	Percent	%1mo	%6mo
8.500% to 8.999%	4	$2,126,310	0.6%	0.0%	100.0%
9.000% to 9.499%	54	25,393,638	7.6	0.0	100.0
9.500% to 9.999%	42	18,392,998	5.5	0.0	100.0
10.000% to 10.499%	4	1,211,207	0.4	0.0	100.0
12.000% to 12.499%	802	287,534,707	85.9	23.5	76.5
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Months to Roll	Count	Balance	Percent	%1mo	%6mo
0	23	$5,458,924	1.6%	0.0%	100.0%
1 to 6	883	329,199,936	98.4	20.6	79.4
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Delinquency in Days	Count	Balance	Percent	%1mo	%6mo
0	902	$333,020,447	99.5%	20.1%	79.9%
30	4	1,638,413	0.5	42.3	57.7
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Property Type	Count	Balance	Percent	%1mo	%6mo
2-4 Family	3	$1,891,565	0.6%	0.0%	100.0%
Condominium	75	23,581,783	7.0	22.1	77.9
Co-op	30	7,632,434	2.3	0.0	100.0
Planned Unit Development	225	76,136,263	22.8	19.7	80.3
Single Family	573	225,416,815	67.4	21.1	78.9
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Occupancy Code	Count	Balance	Percent	%1mo	%6mo
Primary Residence	836	$313,892,521	93.8%	21.0%	79.0%
Second Home	66	19,645,071	5.9	8.2	91.8
Investment	4	1,121,268	0.3	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Purpose	Count	Balance	Percent	%1mo	%6mo
Purchase	410	$163,848,516	49.0%	18.6%	81.4%
Rate Term Refinance	412	139,362,781	41.6	25.9	74.1
Cash Out Refinance	84	31,447,563	9.4	3.4	96.6
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Documentation Type	Count	Balance	Percent	%1mo	%6mo
Asset Only	199	$96,765,577	28.9%	27.5%	72.5%
Full Doc	485	151,399,776	45.2	21.7	78.3
Full/Alt Doc	129	39,825,016	11.9	17.9	82.1
Income Only	88	45,961,722	13.7	2.4	97.6
No Doc	5	706,769	0.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

36

Debt-to-Income Ratio	Count	Balance	Percent	%1mo	%6mo
Less than or equal to 0.000%	108	$48,376,031	14.5%	1.2%	98.8%
0.001% to 10.000%	26	9,431,179	2.8	18.6	81.4
10.001% to 20.000%	88	26,273,442	7.9	15.8	84.2
20.001% to 30.000%	180	72,849,819	21.8	19.3	80.7
30.001% to 40.000%	236	94,580,240	28.3	25.7	74.3
40.001% to 50.000%	203	67,625,662	20.2	26.0	74.0
50.001% to 60.000%	64	15,345,080	4.6	34.3	65.7
60.001% to 70.000%	1	177,406	0.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Prepayment Penalty Flag	Count	Balance	Percent	%1mo	%6mo
N	906	$334,658,860	100.0%	20.2%	79.8%
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Interest Only	Count	Balance	Percent	%1mo	%6mo
Y	792	$284,209,354	84.9%	23.8%	76.2%
N	114	50,449,506	15.1	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Interest Only terms	Count	Balance	Percent	%1mo	%6mo
120.000	731	$263,599,774	78.8%	25.7%	74.3%
0.000	114	50,449,506	15.1	0.0	100.0
36.000	61	20,609,580	6.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Mortgage Insurance	Count	Balance	Percent	%1mo	%6mo
OLTV <= 80	783	$307,530,492	91.9%	19.8%	80.2%
OLTV > 80 and Insured	123	27,128,369	8.1	24.7	75.3
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Servicer	Count	Balance	Percent	%1mo	%6mo
Countrywide	741	$266,925,126	79.8%	25.4%	74.6%
Wells Fargo	104	47,124,154	14.1	0.0	100.0
National City Mortgage	61	20,609,580	6.2	0.0	100.0
Total:	906	$334,658,860	100.0%	20.2%	79.8%

Stats
Count: 639
Current Balance: $322,058,287
Average Current Balance: $504,004
Gross Weighted Average Coupon: 5.110%
Net Weighted Average Coupon: 4.855%
Weighted Average Expense Rate: 0.255%
Weighted Average Expense Rate - after Reset: 0.255%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 75.68%
Margin: 2.275%
Net Margin: 2.020%
Initial Periodic Cap: 2.008%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 6.000%
Maximum Interest Rate: 11.110%
Months to Next Roll: 35
FICO Score: 733
Max Zip Code Percentage: 1.453%
Debt-to-Income Ratio: 35.504%

Conforming	Count	Balance	Percent
N	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Principal Balance	Count	Balance	Percent
$200,000.01 to $350,000.00	64	$21,879,513	6.8%
$350,000.01 to $500,000.00	357	148,572,683	46.1
$500,000.01 to $650,000.00	126	72,958,038	22.7
$650,000.01 to $800,000.00	38	27,480,782	8.5
$800,000.01 to $950,000.00	27	23,717,672	7.4
$950,000.01 to $1,100,000.00	25	24,749,599	7.7
$1,100,000.01 to $1,250,000.00	1	1,200,000	0.4
$1,400,000.01 to $1,550,000.00	1	1,500,000	0.5
Total:	639	$322,058,287	100.0%

Current Rate	Count	Balance	Percent
3.500% to 3.749%	1	$996,726	0.3%
3.750% to 3.999%	4	2,531,050	0.8
4.000% to 4.249%	19	10,162,606	3.2
4.250% to 4.499%	24	12,134,703	3.8
4.500% to 4.749%	55	29,788,495	9.2
4.750% to 4.999%	92	47,923,245	14.9
5.000% to 5.249%	143	69,517,514	21.6
5.250% to 5.499%	160	79,778,353	24.8
5.500% to 5.749%	67	33,011,541	10.3
5.750% to 5.999%	54	26,819,903	8.3
6.000% to 6.249%	15	7,546,999	2.3
6.250% to 6.499%	4	1,399,150	0.4
6.500% to 6.749%	1	448,000	0.1
Total:	639	$322,058,287	100.0%

Age	Count	Balance	Percent
0 to 2	633	$319,725,115	99.3%
3 to 5	5	1,922,549	0.6
6 to 8	1	410,623	0.1
Total:	639	$322,058,287	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	13	$6,358,790	2.0%
50.001% to 60.000%	26	16,385,499	5.1
60.001% to 70.000%	89	50,861,200	15.8
70.001% to 75.000%	57	30,734,829	9.5
75.001% to 80.000%	421	205,193,182	63.7
85.001% to 90.000%	16	6,199,213	1.9
90.001% to 95.000%	17	6,325,574	2.0
Total:	639	$322,058,287	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	14	$6,908,790	2.1%
50.001% to 60.000%	25	15,835,499	4.9
60.001% to 70.000%	89	50,861,200	15.8
70.001% to 75.000%	58	31,128,548	9.7
75.001% to 80.000%	420	204,799,463	63.6
85.001% to 90.000%	16	6,199,213	1.9
90.001% to 95.000%	17	6,325,574	2.0
Total:	639	$322,058,287	100.0%

FICO Score	Count	Balance	Percent
600 to 639	9	$4,230,890	1.3%
640 to 679	54	25,369,796	7.9
680 to 699	51	25,944,139	8.1
700 to 719	123	61,650,878	19.1
720 to 759	243	120,789,349	37.5
760 to 799	148	77,566,337	24.1
800 to 819	10	5,506,900	1.7
820 to 839	1	999,999	0.3
Total:	639	$322,058,287	100.0%

First Payment Date	Count	Balance	Percent
2004-04-01	1	$410,623	0.1%
2004-05-01	1	442,368	0.1
2004-06-01	1	337,035	0.1
2004-07-01	3	1,143,146	0.4
2004-08-01	60	32,044,588	9.9
2004-09-01	236	114,874,910	35.7
2004-10-01	325	166,096,284	51.6
2004-11-01	12	6,709,332	2.1
Total:	639	$322,058,287	100.0%

States	Count	Balance	Percent
AL	2	$744,000	0.2%
AZ	8	3,264,185	1.0
CA	328	168,531,974	52.3
CO	15	7,689,367	2.4
CT	6	3,181,142	1.0
DC	3	1,628,000	0.5
DE	1	380,000	0.1
FL	51	24,719,824	7.7
GA	10	5,125,160	1.6
HI	5	3,781,000	1.2
IL	21	10,085,195	3.1
IN	1	437,000	0.1
MA	11	5,592,255	1.7
MD	29	14,908,717	4.6
MI	5	2,280,985	0.7
MN	1	354,000	0.1
MO	5	2,392,692	0.7
NC	8	4,486,250	1.4
NJ	12	5,477,262	1.7
NM	2	1,549,900	0.5
NV	29	12,472,063	3.9
NY	9	4,310,419	1.3
OH	3	2,207,728	0.7
OR	1	452,000	0.1
PA	2	892,826	0.3
RI	1	336,000	0.1
SC	2	752,840	0.2
TN	1	528,000	0.2
TX	12	6,579,175	2.0
UT	5	2,255,797	0.7
VA	44	21,418,964	6.7
WA	5	2,617,168	0.8
WY	1	626,400	0.2
Total:	639	$322,058,287	100.0%

Top 10 Zipcodes	Count	Balance	Percent
32413	10	$4,679,680	1.5%
32541	8	4,260,424	1.3
89052	8	3,694,557	1.1
32550	8	3,215,400	1.0
92069	7	3,098,442	1.0
94539	4	2,774,025	0.9
20176	5	2,735,236	0.8
27927	4	2,468,000	0.8
95377	5	2,373,474	0.7
92024	3	2,314,775	0.7
Other	577	290,444,274	90.2
Total:	639	$322,058,287	100.0%

Index	Count	Balance	Percent
1 YR CMT	14	$5,842,684	1.8%
1 YR LIBOR	625	316,215,603	98.2
Total:	639	$322,058,287	100.0%

Margin	Count	Balance	Percent
2.250%	607	$308,117,134	95.7%
2.750%	26	11,747,927	3.6
2.875%	3	1,037,026	0.3
3.375%	2	789,500	0.2
3.875%	1	366,700	0.1
Total:	639	$322,058,287	100.0%

Initial Periodic Cap	Count	Balance	Percent
2.000%	638	$321,408,287	99.8%
6.000%	1	650,000	0.2
Total:	639	$322,058,287	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Lifetime Cap	Count	Balance	Percent
6.000% to 6.999%	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Max Rate	Count	Balance	Percent
9.500% to 9.999%	5	$3,527,776	1.1%
10.000% to 10.499%	43	22,297,309	6.9
10.500% to 10.999%	147	77,711,740	24.1
11.000% to 11.499%	303	149,295,867	46.4
11.500% to 11.999%	121	59,831,444	18.6
12.000% to 12.499%	19	8,946,149	2.8
12.500% to 12.999%	1	448,000	0.1
Total:	639	$322,058,287	100.0%

Months to Roll	Count	Balance	Percent
7 to 36	627	$315,348,955	97.9%
37 to 60	12	6,709,332	2.1
Total:	639	$322,058,287	100.0%

Delinquency in Days	Count	Balance	Percent
0	639	$322,058,287	100.0%
Total:	639	$322,058,287	100.0%

Property Type	Count	Balance	Percent
Single Family	360	$187,293,442	58.2%
Planned Unit Development	203	100,359,796	31.2
Condominium	73	32,621,849	10.1
2-4 Family	3	1,783,200	0.6
Total:	639	$322,058,287	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	578	$293,786,318	91.2%
Second Home	61	28,271,969	8.8
Total:	639	$322,058,287	100.0%

Purpose	Count	Balance	Percent
Purchase	493	$251,908,139	78.2%
Rate Term Refinance	98	48,503,691	15.1
Cash Out Refinance	48	21,646,457	6.7
Total:	639	$322,058,287	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	75	$38,629,058	12.0%
Full Doc	54	27,392,529	8.5
Full/Alt Doc	509	255,403,275	79.3
Income Only	1	633,425	0.2
Total:	639	$322,058,287	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	2	$1,404,000	0.4%
0.001% to 10.000%	6	3,995,079	1.2
10.001% to 20.000%	26	13,654,174	4.2
20.001% to 30.000%	94	48,324,350	15.0
30.001% to 40.000%	311	149,647,813	46.5
40.001% to 50.000%	183	95,536,737	29.7
50.001% to 60.000%	17	9,496,135	2.9
Total:	639	$322,058,287	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	638	$321,658,287	99.9%
Y	1	400,000	0.1
Total:	639	$322,058,287	100.0%

Interest Only	Count	Balance	Percent
Y	542	$274,295,713	85.2%
N	97	47,762,574	14.8
Total:	639	$322,058,287	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	606	$309,533,499	96.1%
OLTV > 80 and Insured	33	12,524,788	3.9
Total:	639	$322,058,287	100.0%

Servicer	Count	Balance	Percent
Countrywide	381	$194,426,384	60.4%
National City Mortgage	258	127,631,903	39.6
Total:	639	$322,058,287	100.0%

Stats
Count: 731
Current Balance: $368,103,092
Average Current Balance: $503,561
Gross Weighted Average Coupon: 4.849%
Net Weighted Average Coupon: 4.598%
Weighted Average Expense Rate: 0.251%
Weighted Average Expense Rate - after Reset: 0.284%
Original Term: 360
Remaining Term: 359
Age: 1
Original Loan-to-Value Ratio: 71.31%
Margin: 2.523%
Net Margin: 2.239%
Initial Periodic Cap: 5.009%
Subsequent Periodic Cap: 2.000%
Lifetime Cap: 5.009%
Maximum Interest Rate: 9.857%
Months to Next Roll: 59
FICO Score: 735
Max Zip Code Percentage: 1.246%
Debt-to-Income Ratio: 17.059%

Conforming	Count	Balance	Percent
N	638	$344,944,230	93.7%
Y	93	23,158,862	6.3
Total:	731	$368,103,092	100.0%

Principal Balance	Count	Balance	Percent
$50,000.01 to $200,000.00	22	$3,552,326	1.0%
$200,000.01 to $350,000.00	116	35,056,742	9.5
$350,000.01 to $500,000.00	327	136,935,398	37.2
$500,000.01 to $650,000.00	159	91,855,504	25.0
$650,000.01 to $800,000.00	44	31,839,361	8.6
$800,000.01 to $950,000.00	18	15,915,893	4.3
$950,000.01 to $1,100,000.00	32	31,984,425	8.7
$1,100,000.01 to $1,250,000.00	3	3,632,996	1.0
$1,250,000.01 to $1,400,000.00	1	1,268,000	0.3
$1,400,000.01 to $1,550,000.00	6	8,989,550	2.4
$1,850,000.01 to $2,000,000.00	1	1,972,898	0.5
$2,000,000.01 to $2,150,000.00	1	2,100,000	0.6
$2,900,000.01 to $3,050,000.00	1	3,000,000	0.8
Total:	731	$368,103,092	100.0%

Current Rate	Count	Balance	Percent
2.750% to 2.999%	5	$1,895,183	0.5%
3.000% to 3.249%	3	1,239,200	0.3
3.250% to 3.499%	3	1,113,900	0.3
3.500% to 3.749%	18	6,895,354	1.9
3.750% to 3.999%	35	14,811,060	4.0
4.000% to 4.249%	63	34,289,111	9.3
4.250% to 4.499%	130	69,942,593	19.0
4.500% to 4.749%	136	67,150,565	18.2
4.750% to 4.999%	11	6,164,655	1.7
5.000% to 5.249%	33	16,554,380	4.5
5.250% to 5.499%	107	57,095,021	15.5
5.500% to 5.749%	93	46,154,167	12.5
5.750% to 5.999%	56	27,628,415	7.5
6.000% to 6.249%	21	9,086,417	2.5
6.250% to 6.499%	6	2,142,700	0.6
6.500% to 6.749%	8	4,508,149	1.2
6.750% to 6.999%	2	782,223	0.2
7.500% to 7.749%	1	650,000	0.2
Total:	731	$368,103,092	100.0%

Age	Count	Balance	Percent
0 to 2	675	$340,323,067	92.5%
3 to 5	52	24,577,656	6.7
6 to 8	3	1,723,816	0.5
12 to 14	1	1,478,553	0.4
Total:	731	$368,103,092	100.0%

Original Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	45	$31,354,420	8.5%
50.001% to 60.000%	60	39,603,790	10.8
60.001% to 70.000%	89	49,634,610	13.5
70.001% to 75.000%	72	37,715,382	10.2
75.001% to 80.000%	454	205,764,171	55.9
80.001% to 85.000%	2	708,915	0.2
85.001% to 90.000%	3	1,318,902	0.4
90.001% to 95.000%	6	2,002,903	0.5
Total:	731	$368,103,092	100.0%

Current Loan-To-Value Ratio	Count	Balance	Percent
0.001% to 50.000%	45	$31,354,420	8.5%
50.001% to 60.000%	61	39,949,790	10.9
60.001% to 70.000%	92	50,985,578	13.9
70.001% to 75.000%	69	36,364,414	9.9
75.001% to 80.000%	453	205,418,171	55.8
80.001% to 85.000%	2	708,915	0.2
85.001% to 90.000%	3	1,318,902	0.4
90.001% to 95.000%	6	2,002,903	0.5
Total:	731	$368,103,092	100.0%

FICO Score	Count	Balance	Percent
0 to 539	1	$399,436	0.1%
600 to 639	3	1,120,976	0.3
640 to 679	66	33,499,853	9.1
680 to 699	81	41,069,079	11.2
700 to 719	108	58,142,625	15.8
720 to 759	240	117,300,797	31.9
760 to 799	222	110,245,145	29.9
800 to 819	10	6,325,182	1.7
Total:	731	$368,103,092	100.0%

First Payment Date	Count	Balance	Percent
2003-10-01	1	$1,478,553	0.4%
2004-04-01	3	1,723,816	0.5
2004-05-01	3	1,502,983	0.4
2004-06-01	15	7,557,598	2.1
2004-07-01	34	15,517,074	4.2
2004-08-01	119	62,575,730	17.0
2004-09-01	459	228,965,888	62.2
2004-10-01	97	48,781,450	13.3
Total:	731	$368,103,092	100.0%

States	Count	Balance	Percent
AL	1	$210,320	0.1%
AR	1	332,977	0.1
AZ	16	7,277,021	2.0
CA	334	182,904,370	49.7
CO	14	5,295,434	1.4
CT	9	5,594,333	1.5
DC	13	7,820,315	2.1
DE	3	1,436,802	0.4
FL	23	9,829,182	2.7
GA	20	7,759,958	2.1
HI	5	2,255,400	0.6
ID	3	1,231,639	0.3
IL	18	8,920,964	2.4
IN	3	1,115,574	0.3
KS	3	859,591	0.2
LA	1	232,273	0.1
MA	8	4,058,787	1.1
MD	36	18,157,489	4.9
ME	1	383,961	0.1
MI	11	5,170,390	1.4
MN	11	4,945,784	1.3
MO	2	1,041,750	0.3
MS	1	204,068	0.1
NC	17	8,192,254	2.2
NE	1	158,400	0.0
NJ	25	13,015,767	3.5
NV	16	7,480,887	2.0
NY	22	13,369,695	3.6
OH	8	2,592,223	0.7
OR	4	1,974,900	0.5
PA	11	5,298,524	1.4
RI	2	821,012	0.2
SC	6	1,869,597	0.5
TN	3	1,116,861	0.3
TX	8	3,555,199	1.0
UT	4	1,539,172	0.4
VA	46	20,679,664	5.6
WA	13	6,150,873	1.7
WI	7	2,498,102	0.7
WY	1	751,581	0.2
Total:	731	$368,103,092	100.0%

Top 10 Zipcodes	Count	Balance	Percent
92657	4	$4,585,000	1.2%
90049	3	4,237,000	1.2
94583	7	3,587,412	1.0
95008	4	3,101,912	0.8
92660	4	2,975,696	0.8
95121	5	2,613,717	0.7
95762	5	2,543,636	0.7
94506	3	2,339,200	0.6
92154	5	2,152,110	0.6
92673	3	2,149,426	0.6
Other	688	337,817,983	91.8
Total:	731	$368,103,092	100.0%

Index	Count	Balance	Percent
1 YR CMT	398	$199,286,676	54.1%
1 YR LIBOR	333	168,816,416	45.9
Total:	731	$368,103,092	100.0%

Margin	Count	Balance	Percent
2.250%	329	$167,107,313	45.4%
2.750%	401	200,599,680	54.5
3.125%	1	396,100	0.1
Total:	731	$368,103,092	100.0%

Initial Periodic Cap	Count	Balance	Percent
5.000%	726	$364,885,183	99.1%
6.000%	5	3,217,910	0.9
Total:	731	$368,103,092	100.0%

Subsequent Periodic Cap	Count	Balance	Percent
2.000%	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Lifetime Cap	Count	Balance	Percent
5.000% to 5.999%	726	$364,885,183	99.1%
6.000% to 6.999%	5	3,217,910	0.9
Total:	731	$368,103,092	100.0%

Max Rate	Count	Balance	Percent
7.500% to 7.999%	5	$1,895,183	0.5%
8.000% to 8.499%	6	2,353,100	0.6
8.500% to 8.999%	53	21,706,414	5.9
9.000% to 9.499%	193	104,231,704	28.3
9.500% to 9.999%	147	73,315,219	19.9
10.000% to 10.499%	138	71,762,847	19.5
10.500% to 10.999%	148	73,322,582	19.9
11.000% to 11.499%	27	12,244,315	3.3
11.500% to 11.999%	11	5,750,372	1.6
12.000% to 12.499%	2	871,356	0.2
12.500% to 12.999%	1	650,000	0.2
Total:	731	$368,103,092	100.0%

Months to Roll	Count	Balance	Percent
37 to 60	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Delinquency in Days	Count	Balance	Percent
0	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Property Type	Count	Balance	Percent
Single Family	531	$270,960,668	73.6%
Planned Unit Development	121	60,541,186	16.4
Condominium	69	31,385,002	8.5
Co-op	7	3,578,736	1.0
2-4 Family	3	1,637,500	0.4
Total:	731	$368,103,092	100.0%

Occupancy Code	Count	Balance	Percent
Primary Residence	695	$349,971,525	95.1%
Second Home	36	18,131,568	4.9
Total:	731	$368,103,092	100.0%

Purpose	Count	Balance	Percent
Purchase	553	$264,008,384	71.7%
Rate Term Refinance	140	82,656,183	22.5
Cash Out Refinance	38	21,438,525	5.8
Total:	731	$368,103,092	100.0%

Documentation Type	Count	Balance	Percent
Asset Only	171	$80,336,257	21.8%
Full Doc	218	126,420,959	34.3
Full/Alt Doc	260	132,241,720	35.9
Income Only	12	4,719,664	1.3
No Doc	70	24,384,493	6.6
Total:	731	$368,103,092	100.0%

Debt-to-Income Ratio	Count	Balance	Percent
Less than or equal to 0.000%	390	$195,657,946	53.2%
0.001% to 10.000%	3	2,133,469	0.6
10.001% to 20.000%	16	8,849,692	2.4
20.001% to 30.000%	46	23,590,571	6.4
30.001% to 40.000%	155	78,184,596	21.2
40.001% to 50.000%	105	52,103,486	14.2
50.001% to 60.000%	16	7,583,332	2.1
Total:	731	$368,103,092	100.0%

Prepayment Penalty Flag	Count	Balance	Percent
N	731	$368,103,092	100.0%
Total:	731	$368,103,092	100.0%

Interest Only	Count	Balance	Percent
Y	579	$290,214,617	78.8%
N	152	77,888,475	21.2
Total:	731	$368,103,092	100.0%

Mortgage Insurance	Count	Balance	Percent
OLTV <= 80	720	$364,072,373	98.9%
OLTV > 80 and Insured	11	4,030,719	1.1
Total:	731	$368,103,092	100.0%

Servicer	Count	Balance	Percent
Countrywide	196	$98,603,648	26.8%
National City Mortgage	147	74,626,294	20.3
Wells Fargo	388	194,873,150	52.9
Total:	731	$368,103,092	100.0%

Goldman Sachs

$994,475,000 (approximate) of Offered Certificates

GSR Mortgage Loan Trust 2004-12
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2004-12

Certificates	Group	Product Type	Approximate Certificate Balance (1)	Expected Ratings (Moody's and Fitch)	Expected Credit Enhancement Percentage (2)	Initial Coupon(3)	Estimated Avg. Life (yrs) CPB/YTC(4)	Estimated Avg. Life (yrs) MAT(5)	Principal Payment Window CPB/YTC(4)	Principal Payment Window MAT(5)	Pricing Speed
1A1(7)	1	1 mo or 6 mo	301,728,000	Aaa/AAA	8.00%	1ML+0.34%	3.81	4.19	11/04-08/14	11/04-08/34	20 CPR
1A2(7)	1	1 mo or 6 mo	8,199,000	Aaa/AAA	5.50%	1ML+0.34%	3.81	4.19	11/04-08/14	11/04-08/34	20 CPR
1AX	1	1 mo or 6 mo	323,866,000	Aaa/AAA	5.50%	[ ]%	NA	NA	NA	NA	20 CPR
2A1	2	3/1	212,676,000	Aaa/AAA	4.10%	4.250%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A2	2	3/1	30,000,000	Aaa/AAA	4.10%	3.554%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A3	2	3/1	60,000,000	Aaa/AAA	4.10%	4.500%	1.91	3.27	11/04-08/07	11/04-08/34	25 CPB
2A1X	2	3/1	212,676,000	Aaa/AAA	4.10%	0.605%	NA	NA	NA	NA	25 CPR
2A2X	2	3/1	30,000,000	Aaa/AAA	4.10%	1.301%	NA	NA	NA	NA	25 CPR
2A3X	2	3/1	60,000,000	Aaa/AAA	4.10%	0.355%	NA	NA	NA	NA	25 CPR
3A1	3	5/1	89,773,000	Aaa/AAA	4.10%	4.598%	0.50	0.50	11/04-10/05	11/04-10/05	25 CPB
3A2	3	5/1	35,277,000	Aaa/AAA	4.10%	4.598%	1.25	1.25	10/05-04/06	10/05-04/06	25 CPB
3A3	3	5/1	62,758,000	Aaa/AAA	4.10%	4.598%	2.00	2.00	04/06-05/07	04/06-05/07	25 CPB
3A4	3	5/1	38,066,000	Aaa/AAA	4.10%	4.598%	3.00	3.00	05/07-04/08	05/07-04/08	25 CPB
3A5	3	5/1	32,439,000	Aaa/AAA	4.10%	4.598%	4.00	4.00	04/08-05/09	04/08-05/09	25 CPB
3A6	3	5/1	87,637,000	Aaa/AAA	4.10%	4.598%	4.77	7.76	05/09-08/09	05/09-08/34	25 CPB
1B1	1	1 mo or 6 mo	7,379,000	AA	3.25%	1ML+0.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B2	1	1 mo or 6 mo	4,100,000	A	2.00%	1ML+0.95%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
1B3	1	1 mo or 6 mo	2,460,000	BBB	1.25%	1ML+1.60%	6.57	7.38	11/04-08/14	11/04-08/34	20 CPR
2B1	2&3	3/1 and 5/1	12,513,000	AA	2.25%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B2	2&3	3/1 and 5/1	6,426,000	A	1.30%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB
2B3	2&3	3/1 and 5/1	3,044,000	BBB	0.85%	4.718%	3.57	5.95	11/04-08/09	11/04-08/34	25 CPB

1. The Certificate Sizes are approximate, based on projected scheduled October 1, 2004 balances of the Mortgage Loans, and subject to a +/- 5% variance. The notional principal amount of the Class 1AX Certificates will be equal to the sum of the principal balance of the Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates. The notional principal balance of the Class 2A1X, Class 2A2X and Class 2A3X Certificates will be equal to the principal balances of the Class 2A1, Class 2A2 and Class 2A3 Certificates respectively. No principal will be distributed on the Class 1AX and Class 2AX Certificates.
2. The Credit Enhancement percentages are preliminary and are subject to change based upon the final Mortgage Loan pool as of the Cut-Off Date and rating agency analysis.
3. For the Class 1A1 and 1A2 Certificates, the Pass-Through Rate will equal the lesser of 1ML+0.34% and the weighted average of the net rates of the Group 1 Mortgage Loans. For the Class 2A1 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.250% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A2 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 3.554% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 2A3 Certificates, the Pass-Through Rate will equal the lesser of a fixed rate of 4.500% and the net WAC of the Group 2 Mortgage Loans until the August 2007 payment, and the weighted average of the net interest rates of the Group 2 Mortgage Loans thereafter. For the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates, the Pass-Through Rate will equal the weighted average of the net interest rates of the Group 3 Mortgage Loans. For the Class 1AX Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 1 mortgage loans over the weighted average certificate interest rate on the Class 1A1, 1A2, Class 1B1, Class 1B2, and Class 1B3 Certificates. The Class 1AX interest distribution, however, will be subject to certain limitations, as described in the "Structure of the Certificates" section below. For the Class 2A1X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A1 Certificate. For the Class 2A2X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A2 Certificate. For the Class 2A3X Certificates the Pass-Through Rate will be the excess of the weighted average of the net interest rates of the Group 2 mortgage loans over the certificate interest rate on the Class 2A3 Certificate. For the Class 1B1, 1B2 and 1B3 Certificates, the Pass-Through Rates will equal the lesser of 1ML+0.60%, 1ML+0.95% and 1ML+1.60% respectively, and the weighted average of the net rates for the Group 1 Mortgage Loans. For the Class 1B4, 1B5, and 1B6 Subordinate certificates the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 1 mortgage loan group. For the Class 2B1, 2B2, 2B3, 2B4, 2B5 and 2B6 Subordinate certificates, the Pass-Through Rates will equal a per annum rate equal to the weighted average of the net rates for the Group 2 and Group 3 mortgage loan groups.
4. Average Life and Payment Windows are calculated based upon a prepayment speed of 20 CPR to the call date for the Group 1 Certificates and 25 CPR to the reset date (CPB) for all other certificates. CPB implies prepayment in full is individually applied to each hypothetical mortgage loan at its next reset date.
5. Average Life and Payment Windows are calculated based upon the applicable prepayment speeds to the maturity date.
6. The Class 2A1, Class 2A2, and Class 2A3 Certificates are amortized pro-rata, while the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5 and Class 3A6 amortize sequentially, with payments going to the Class 3A1, then Class 3A2, then Class 3A3, then Class 3A4, then Class 3A5, then Class 3A6 Certificates.
7. The Class 1A1 Certificates are Super Senior Certificates, while the Class 1A2 Certificates are the Super Senior Support Certificates. The Class 1A2 Certificates are entitled to receive distributions of interest and principal concurrently with the Class 1A1 Certificates, and the Class 1A2 Certificates are supported by the subordination of the Class 1B1, 1B2, 1B3, 1B4, 1B5 and 1B6 Certificates. However, if the Class 1A2 Certificates are outstanding after the certificate principal balance of the Class 1B1 Certificates have been reduced to zero, then any further realized losses relating to the Group 1 mortgage loans will be borne by the Class 1A2 Certificates.

Preliminary Collateral Description[1]

	Group 1		Group 2	Group 3	Total
Product	1 Month ARM	6 Month ARM	3/1 Hybrid	5/1 Hybrid	
Aggregate Principal Balance	$67,688,052	$266,970,808	$322,058,287	$368,103,092	$1,024,820,240
Average Loan Balance	$367,870	$369,766	$504,004	$503,561	$450,273
Number of Loans	184	722	639	731	2,276
Weighted Average Months to Roll	1	4	35	59	33
Weighted Average Term to Maturity	358	358	359	359	359
Gross WAC	3.407%	3.663%	5.110%	4.849%	4.527%
Weighted Average Expense Rate before reset	0.391%	0.348%	0.255%	0.251%	0.287%
Weighted Average Expense Rate after reset	0.391%	0.348%	0.255%	0.284%	0.299%
Net WAC	3.016%	3.314%	4.855%	4.598%	4.240%
Initial Cap[2]	0.000%	0.000%	2.008%	5.009%	2.476%
Periodic Cap[2]	0.000%	0.000%	2.000%	2.000%	1.393%
Lifetime Cap	8.593%	7.880%	6.000%	5.009%	6.305%
Gross WAC Range	2.265%-4.625%	2.750%-5.625%	3.625%-6.500%	2.750%-7.625%	2.625%-7.625%
Maximum Gross WAC	12.000%	11.541%	11.110%	9.857%	10.831%
Gross Margin	2.091%	2.033%	2.275%	2.523%	2.289%
Net Margin	1.700%	1.685%	2.020%	2.239%	1.990%
One- Month LIBOR Indexed Percent	100%	0%	0%	0%	7%
Six- Month LIBOR Indexed Percent	0%	100%	0%	0%	26%
One-Year LIBOR Indexed Percent	0%	0%	98%	46%	47%
Six- Month CMT Indexed Percent	0%	0%	0%	0%	0%
One-Year CMT Indexed Percent	0%	0%	2%	54%	20%
FICO	715	718	733	735	729
Interest Only Percent	100%	81%	85%	79%	83%
Cash Out Refinance Percent	2%	11%	7%	6%	7%
California Percent	44%	45%	52%	50%	49%
Primary Residence Percent	98%	93%	91%	95%	93%
Single Family and PUD Percent	92%	90%	89%	90%	90%
Single Largest Zip Code Percent	3%	2%	1%	1%	1%
Largest Individual Loan Balance	$2,000,000	$2,665,000	$1,500,000	$3,000,000	$3,000,000

(1) Using September 1, 2004 scheduled balances
(2) Approximately 14% of the Group 1 - 6 month ARM Mortgage loans have an initial and periodic cap of 1%

Time Table

Cut-Off Date:	October 1, 2004
Settlement Date:	October 29, 2004
Distribution Date:	25th of each month or the next business day
First Distribution Date:	November 26, 2004

Features of the Transaction

- Offering consists of certificates totaling approximately $994,475,100 of which $958,553,100 are expected to be rated Aaa/AAA by Moody's and Fitch. $19,892,000 are expected to be rated AA, $10,526,000 are expected to be rated A and $5,504,000 are expected to be rated BBB by Fitch.
- The expected amount of credit support for Class 1A1 super senior certificates will be approximately 8.00% (+/-0.50%), and for the Class 1A2 and 1AX senior certificates will be approximately 5.50% (+/- 0.50%), and for the Class 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 senior certificates will be approximately 4.10% (+/- 0.50%).
- All collateral consists of 1 month and 6 month adjustable rate mortgage loans, and 3/1, and 5/1 hybrid adjustable rate mortgage loans with 100% set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, and National City Mortgage Co.

Structure of the Certificates

As the mortgagors make scheduled principal payments and prepayments on the mortgage loans in each loan group, that principal is distributed to the holders of the senior certificates related to the respective loan group. The subordinate certificates will receive principal payments only from the related collateral groups, but will be entitled to principal prepayments only subject to the conditions as described in the shifting interest section below. Credit support for the transaction is in the form of a senior/subordinated, shifting interest structure. The Class 1B1, Class 1B2, and Class 1B3 Certificates (the " Group 1 Senior Subordinate Certificates") and the Class 1B4, Class 1B5, and Class 1B6 Certificates (the "Group 1 Junior Subordinate Certificates", not offered hereby, and together with the Group 1 Senior Subordinate Certificates, the "Group 1 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral group and, therefore, provide credit protection to the Class 1A1, Class 1A2, and the Class 1AX Certificates (collectively the "Group 1 Senior Certificates"). The Class 2B1, Class 2B2, and Class 2B3 Certificates (the " Group 2 and Group 3 Senior Subordinate Certificates") and the Class 2B4, Class 2B5, and Class 2B6 Certificates (the "Group 2 and Group 3 Junior Subordinate Certificates", not offered hereby, and together with the Group 2 Senior Subordinate Certificates, the "Group 2 and Group 3 Subordinate Certificates") will be subordinate in the right to receive payments of principal and interest with respect to the Senior Certificates for their respective collateral groups (Groups 2 and 3) and, therefore, provide credit protection to the Class 2A1, Class 2A2, Class 2A3, Class 2A1X, Class 2A2X, and Class 2A3X Certificates (collectively the "Group 2 Senior Certificates") and to the Class 3A1, Class 3A2, Class 3A3, Class 3A4, Class 3A5, and Class 3A6 Certificates (the "Group 3 Senior Certificates"). If on any distribution date there is a shortfall in the funds needed to make all payments to certificate-holders, the senior certificates will receive distributions of interest and principal before the subordinate certificates are entitled to receive distributions of interest or principal from their respective collateral group, and the related subordinate certificates will receive distributions in order of their numerical class designations.

Shifting Interest on the Group 1 Certificates

Unless the aggregate class principal balance of the Group 1 subordinate certificates has reached a certain level relative to the Group 1 Senior Certificates, or the delinquencies and losses on the Group 1 mortgage loans exceed certain limits, the related Group 1 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 10th anniversary of the first distribution date (i.e., the distribution date in October 2014). Thereafter, the Group 1 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and prepayments.

If before the Distribution Date in November 2007 the credit support to the related Group 1 Senior Certificates is greater than two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 1 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Shifting Interest on the Group 2 and Group 3 Certificates

Unless the aggregate class principal balance of the Group 2 and Group 3 Subordinate Certificates has reached a certain level relative to the related Group 2 and Group 3 Senior Certificates, or the delinquencies and losses on the Group 2 and Group 3 mortgage loans exceed certain limits, the related Group 2 and Group 3 Senior Certificates will, in the aggregate, generally receive their pro rata share of all scheduled principal payments and 100% of all principal prepayments on the mortgage loans in the related collateral group until the 5th anniversary of the first distribution date (i.e., the distribution date in October 2009). Thereafter, the Group 2 and Group 3 Senior Certificates (other than the interest only certificates) will generally receive their share of scheduled principal payments and a decreasing share of principal prepayments. This will result in a faster rate of return of principal to the Group 2 and Group 3 senior certificates than would occur if those senior certificates and the related subordinate certificates received all payments pro rata, and increases the likelihood that holders of the senior certificates (other than the interest only certificates) will be paid the full amount of principal to which they are entitled. The prepayment percentages on the Group 2 and Group 3 Subordinate Certificates are as follows:

Distribution Date	Percentage
November 2004 – October 2009	0%
November 2009 – October 2010	30%
November 2010 – October 2011	40%
November 2011 – October 2012	60%
November 2012 – October 2013	80%
November 2013 and after	100%

If before the Distribution Date in November 2007 the credit support to the related Group 2 and Group 3 Senior Certificates is greater than two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 50% of their pro rata share of principal prepayments proceeds subject to certain loss and delinquency criteria. If on or after the Distribution Date in November 2007 the credit support is greater than or equal to two times the original credit support percentage, then the related Group 2 and Group 3 Subordinate Certificates would be entitled to 100% of their pro rata share of the principal prepayment proceeds.

Certain Limitations in the Distribution of Interest to the 1AX Certificates

On each distribution date, amounts otherwise distributable in respect to the Class 1AX Certificates will instead be distributed to the Class 1A1 and 1A2 Certificates to the extent of any accrued and unpaid interest shortfall on the Class 1A1 and 1A2 attributable solely to the basis risk.

Allocation of Realized Losses

Realized losses (other than Excess Special Losses as described below) realized during any calendar month will be allocated on each Distribution Date to reduce the Class Principal Balances of the Subordinate Certificates in reverse numerical order, in each case until the Class Principal Balance of each such class has been reduced to zero. If the Class Principal Balances of all of the Subordinate Certificates have been reduced to zero, further realized losses on the Mortgage Loans would be allocated pro rata to the Senior Certificates related to the Loan Group in which such realized losses occurred based on their outstanding Class Principal Balances, in each case until the Class Principal Balance of such class of certificates has been reduced to zero; provided, however, that realized losses on the Mortgage Loans otherwise allocable to the Class 1A1 Certificates will be allocated to the Class 1A2 Certificates to reduce the Certificate Balance of such class until the Certificate Balance of such class has been reduced to zero, and thereafter to the Class 1A1 Certificates to reduce the Certificate Balance of such class until the Certificate Balance of such class has been reduced to zero.

An exception to the general rule for allocating realized losses is the allocation of certain Special Losses. "Special Losses" consist of losses on the Mortgage Loans due to bankruptcy of the related mortgagors, fraud on the part of any party to the related mortgage documents and special hazard losses such as natural disasters, which are not covered by standard hazard insurance policies or flood insurance policies required to be in place for every Mortgage Loan. "Excess Special Losses" are any Special Losses related to Loan Group 2 and Loan Group 3 that exceed, as of the current Distribution Date (taking into account the cumulative amount of such Special Losses which has been realized since the Cut-Off Date), in the case of bankruptcy losses, a certain dollar threshold in the case of fraud losses, a certain percentage threshold of the scheduled principal balance of all of the Mortgage Loans in the first year after the issuance of the certificates, a certain percentage in each of the second, third, fourth and fifth years and 0% in each subsequent year, and in the case of special hazard losses, the greater of (x) the greatest of (A) a certain percentage of the aggregate scheduled principal balance of all of the Mortgage Loans, (B) the aggregate scheduled principal balance of the Mortgage Loans secured by Mortgaged Properties located in the single California zip code area with the largest aggregate scheduled principal balance of Mortgage Loans, and (C) twice the scheduled principal balance of the largest Mortgage Loan and (y) a certain dollar threshold. Any Excess Special Losses that are realized as of any Distribution Date will be allocated pro rata, to all classes of Senior Certificates related to both Loan Group 2 and Loan Group 3, based on the aggregate Class Principal Balance of such Senior Certificates and the related Group Subordinate Amount of the Subordinate Certificates, respectively.

On any Distribution Date for which the aggregate Class Principal Balance of the subordinate certificates related to (i) Loan Group 1 or (ii) Loan Group 2 and Loan Group 3 have been reduced to zero, and a realized loss that is a Special Loss is to be allocated to the certificates senior to either such Loan Group or Loan Groups, as the case may be, such loss will be allocated to such senior certificates and the most subordinate class of subordinate certificates of any Loan Group outstanding on a pro rata basis, based on the related Class Principal Balance thereof. In such event, the certificates relating to any Loan Group or Loan Groups, as the case may be, may receive distributions from any other Loan Group or Loan Groups, as the case may be.

Key Terms

Issuer:	GSR Mortgage Loan Trust 2004-12
Depositor:	GS Mortgage Securities Corp
Originators:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.
Servicers:	Countrywide Home Loans, Inc., Wells Fargo Bank, N.A, National City Mortgage Co.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Moody's and Fitch
Type of Issuance:	Public for all the Offered Certificates
Servicer Advancing:	To the extent requested by the rating agencies, the Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable.
Compensating Interest:	With respect to National City, the Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of the aggregate servicing compensation. With respect to Countrywide, and Wells Fargo, the servicer is required to cover interest shortfalls as a result of full prepayment to the extent of one-half of their aggregate servicing compensation.
Interest Accrual:	On a 30/360 basis; except for the Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates, the accrual period is the calendar month preceding the month of each Distribution Date. The Class 1A1, 1A2, 1B1, 1B2 and 1B3 Certificates have an accrual period from the 25th of the month preceding the month of each Distribution Date to the 24th of the month in which distribution occurs.
Group 1 Mortgage Loans:	The Group 1 first lien Mortgage Loans consist of 20.2% One-Month LIBOR, and 79.8% Six-Month LIBOR indexed 1 month and 6 month ARMs secured by one-to-four family residential properties. Approximately 78.8% of the Group 1 Mortgage Loans require only the payment of interest for 10 years after the origination date, and 6.2% of the Group 1 Mortgage Loans require only the payment of interest for 3 years after the origination date. The mortgage interest rates adjust monthly or semi-annually. The mortgage interest rates will be indexed to One-Month LIBOR or to Six-Month LIBOR and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] Except for 14% of the Mortgage Loans in Group 1 which have a Periodic and Subsequent Interest Rate Cap of 1.000%, neither the 1 month ARM Mortgage Loans, nor the 6 Month ARM Mortgage Loans have Periodic or Subsequent Interest Rate Caps. The mortgage interest rates for the 1 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 8.593% over the initial mortgage interest rate, on a weighted average basis. The mortgage interest rates for the 6 month ARM Group 1 Mortgage Loans are subject to lifetime maximum mortgage interest rates, which are generally 7.880% over the initial mortgage interest rate, on a weighted average basis.[2]
Group 2 Mortgage Loans:	The Group 2 first lien Mortgage Loans consist of 98.2% One-Year LIBOR and 1.8% One-Year CMT indexed 3-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 3 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 85.2% of the Group 2 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date.

[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

Group 2 Mortgage Loans Cont'd: The mortgage interest rates adjust at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year LIBOR or to One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 2 Mortgage Loans have a Periodic Interest Rate Cap of 2.008% for the first adjustment date and 2.000% for every adjustment date thereafter on a weighted average basis. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 6.000% over the initial mortgage interest rate, on a weighted average basis.[2]

Group 3 Mortgage Loans: The Group 3 first lien Mortgage Loans consist of 45.9% One-Year LIBOR and 54.1% One-Year CMT indexed 5-year hybrid ARMs secured by one-to-four family residential properties. The Mortgage Loans have a fixed interest rate for the first 5 years after origination and thereafter the Mortgage Loans have a variable interest rate. Approximately 78.8% of the Group 3 Mortgage Loans require only the payment of interest until the month following the first rate adjustment date. The mortgage interest rates will be indexed to One-Year LIBOR or One-Year CMT and will adjust to that index plus a certain number of basis points (the "Gross Margin").[1] All the Group 3 Mortgage Loans have Periodic Interest Rate Caps of 5.009% for the first adjustment date and 2.000% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates, which are generally 5.009% over the initial mortgage interest rate.[2]

Expense Fee Rate: The "Expense Fee Rate" is comprised of primary servicing fees and lender paid mortgage insurance premiums, each as applicable. The weighted average Expense Fee Rate before the reset date will be equal to approximately 0.357%, 0.255% and 0.251% for the Group 1, Group 2, and Group 3 Mortgage Loans respectively. 26.8% of the Group 3 Mortgage loans have a servicing fee increase of 0.125% after the first adjustment date. The Group 1, and Group 2 Mortgage Loans do not have a servicing fee increase after the first adjustment date.

Expected Subordination: 8.00% (+/- 0.50%) for the 1A1, 5.50% (+/- 0.50%), for the 1A2 and 1AX Senior Certificates; 4.10% (+/- 0.50%) for the 2A1, 2A2, 2A3, 2A1X, 2A2X, 2A3X, 3A1, 3A2, 3A3, 3A4, 3A5, and 3A6 Senior Certificates.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby:

Certificate	Orig. Balance	WAC
1B4	1,639,000	3.270%
1B5	984,000	3.270%
1B6	1,476,683	3.270%
2B4	2,029,000	4.718%
2B5	1,352,000	4.718%
2B6	2,368,052	4.718%

Clean Up Call: 10% of the Cut-off Date principal balance of the Mortgage Loans

Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

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[1] The One-Month LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The Six Month-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for Six-Month U.S. dollar-denominated deposits as published in The Wall Street Journal. The One Year-LIBOR will be calculated using the arithmetic mean of the London Interbank offered rate quotations for One-Year U.S. dollar-denominated deposits as published in The Wall Street Journal. The One-Year CMT loan index will be determined based on the average weekly yield on U.S. Treasury securities during the last full week occurring in the month which occurs one month prior to the applicable bond reset date, as published in Federal Reserve Statistical Release H. 15(519), as applicable, and annually thereafter.

[2] None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin. None of the Mortgage Loans have a prepayment fee as of the date of origination.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their own legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Eligibility: The Senior, Class 1B1 and Class 2B1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Minimum Denomination: $25,000 for the Senior Certificates

Delivery: Senior Certificates and Senior Subordinate Certificates – DTC

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

GSR Mortgage-Backed Certificates 2004-12, Series 2004-12

115737 GSR 2004-12
Form SE

GSR0412 - Price/Yield - 3A3

Balance	$62,758,000.00	Delay	24
Coupon	4.598	Dated	10/1/2004
Settle	10/29/2004	First Payment	11/25/2004

Price	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100.85858	4.357	4.274	4.152	4.023	3.886	3.740	3.584	Yield
100.85858	73	93	110	116	120	118	111	Spread
100.88983	4.349	4.264	4.139	4.007	3.866	3.716	3.556	Yield
100.88983	72	92	109	115	118	115	108	Spread
100.92108	4.342	4.254	4.126	3.990	3.846	3.692	3.528	Yield
100.92108	71	91	107	113	116	113	106	Spread
100.95233	4.334	4.245	4.113	3.974	3.826	3.668	3.500	Yield
100.95233	70	90	106	111	114	110	103	Spread
100.98358	4.327	4.235	4.100	3.957	3.806	3.644	3.472	Yield
100.98358	70	89	105	110	112	108	100	Spread
101.01483	4.319	4.225	4.087	3.941	3.786	3.620	3.443	Yield
101.01483	69	88	104	108	110	106	97	Spread
101.04608	4.312	4.215	4.074	3.924	3.766	3.596	3.415	Yield
101.04608	68	87	102	107	108	103	94	Spread
101.07733	4.304	4.206	4.061	3.908	3.746	3.572	3.387	Yield
101.07733	67	86	101	105	106	101	92	Spread
101.10858	4.296	4.196	4.048	3.892	3.726	3.548	3.359	Yield
101.10858	67	85	100	103	104	98	89	Spread
101.13983	4.289	4.186	4.035	3.875	3.705	3.525	3.331	Yield
101.13983	66	84	98	102	102	96	86	Spread
101.17108	4.281	4.176	4.022	3.859	3.685	3.501	3.303	Yield
101.17108	65	84	97	100	100	94	83	Spread
101.20233	4.274	4.167	4.009	3.842	3.665	3.477	3.275	Yield
101.20233	64	83	96	98	98	91	80	Spread
101.23358	4.266	4.157	3.996	3.826	3.645	3.453	3.247	Yield
101.23358	63	82	94	97	96	89	78	Spread
101.26483	4.259	4.147	3.983	3.810	3.625	3.429	3.219	Yield
101.26483	63	81	93	95	94	86	75	Spread
101.29608	4.251	4.137	3.970	3.793	3.605	3.405	3.191	Yield
101.29608	62	80	92	93	92	84	72	Spread
101.32733	4.244	4.128	3.957	3.777	3.585	3.381	3.163	Yield
101.32733	61	79	91	92	90	82	69	Spread
101.35858	4.236	4.118	3.944	3.760	3.565	3.358	3.136	Yield
101.35858	60	78	89	90	88	79	66	Spread
101.38983	4.229	4.108	3.931	3.744	3.545	3.334	3.108	Yield
101.38983	60	77	88	89	86	77	64	Spread
101.42108	4.221	4.098	3.918	3.728	3.526	3.310	3.080	Yield
101.42108	59	76	87	87	84	75	61	Spread
101.45233	4.214	4.089	3.905	3.711	3.506	3.286	3.052	Yield
101.45233	58	75	85	85	82	72	58	Spread
101.48358	4.206	4.079	3.892	3.695	3.486	3.262	3.024	Yield

101.48358	57	74	84	84	80	70	55	Spread
WAL	4.62	3.49	2.56	2.00	1.62	1.35	1.15	
Mod Durn	4.08	3.16	2.37	1.88	1.54	1.29	1.10	
Principal Window	Oct08 - Jul09	May07 - Apr09	Sep06 - Feb08	Apr06 - May07	Jan06 - Nov06	Oct05 - Jul06	Aug05 - Apr06	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

LIBOR_1MO	1.89
LIBOR_6MO	2.1975
LIBOR_1YR	2.405
CMT_1YR	2.18
SWAPS	
1YR	2.405
2YR	2.8587
3YR	3.2029
4YR	3.4869
5YR	3.7215
6YR	3.9261
7YR	4.1002
8YR	4.2485
9YR	4.3762
10YR	4.4881

GSR0412 - Price/Yield - 3A4

Balance	$38,066,000.00	Delay	24
Coupon	4.598	Dated	10/1/2004
Settle	10/29/2004	First Payment	11/25/2004

Price	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100.45358	4.460	4.459	4.423	4.366	4.305	4.240	4.171	Yield
100.45358	80	80	97	116	130	138	145	Spread
100.48483	4.452	4.451	4.414	4.354	4.291	4.224	4.152	Yield
100.48483	79	80	96	115	129	136	143	Spread
100.51608	4.445	4.444	4.405	4.343	4.277	4.207	4.132	Yield
100.51608	78	79	96	114	127	134	141	Spread
100.54733	4.437	4.436	4.396	4.332	4.263	4.191	4.113	Yield
100.54733	78	78	95	113	126	133	139	Spread
100.57858	4.430	4.429	4.387	4.320	4.250	4.175	4.094	Yield
100.57858	77	77	94	112	124	131	137	Spread
100.60983	4.422	4.421	4.378	4.309	4.236	4.158	4.075	Yield
100.60983	76	77	93	111	123	129	135	Spread
100.64108	4.415	4.414	4.369	4.298	4.222	4.142	4.056	Yield
100.64108	75	76	92	110	122	128	133	Spread
100.67233	4.408	4.407	4.361	4.287	4.208	4.125	4.036	Yield
100.67233	75	75	91	108	120	126	131	Spread
100.70358	4.400	4.399	4.352	4.275	4.195	4.109	4.017	Yield
100.70358	74	74	90	107	119	125	129	Spread
100.73483	4.393	4.392	4.343	4.264	4.181	4.093	3.998	Yield
100.73483	73	74	89	106	118	123	127	Spread
100.76608	4.385	4.384	4.334	4.253	4.167	4.076	3.979	Yield
100.76608	73	73	88	105	116	121	125	Spread
100.79733	4.378	4.377	4.325	4.242	4.153	4.060	3.960	Yield
100.79733	72	72	88	104	115	120	123	Spread
100.82858	4.371	4.369	4.316	4.230	4.140	4.044	3.940	Yield
100.82858	71	71	87	103	113	118	121	Spread
100.85983	4.363	4.362	4.307	4.219	4.126	4.027	3.921	Yield
100.85983	70	71	86	102	112	116	120	Spread
100.89108	4.356	4.355	4.298	4.208	4.112	4.011	3.902	Yield
100.89108	70	70	85	101	111	115	118	Spread
100.92233	4.348	4.347	4.289	4.197	4.099	3.995	3.883	Yield
100.92233	69	69	84	99	109	113	116	Spread
100.95358	4.341	4.340	4.281	4.186	4.085	3.978	3.864	Yield
100.95358	68	68	83	98	108	111	114	Spread
100.98483	4.334	4.332	4.272	4.174	4.071	3.962	3.845	Yield
100.98483	67	68	82	97	107	110	112	Spread
101.01608	4.326	4.325	4.263	4.163	4.057	3.946	3.826	Yield
101.01608	67	67	81	96	105	108	110	Spread
101.04733	4.319	4.318	4.254	4.152	4.044	3.929	3.807	Yield
101.04733	66	66	80	95	104	107	108	Spread
101.07858	4.312	4.310	4.245	4.141	4.030	3.913	3.787	Yield

101.07858	65	66	80	94	103	105	106	Spread
WAL	4.74	4.72	3.87	3.00	2.42	2.02	1.71	
Mod Durn	4.18	4.16	3.47	2.75	2.25	1.89	1.61	
Principal Window	Jul09 - Jul09	Apr09 - Jul09	Feb08 - Apr09	May07 - Apr08	Nov06 - Aug07	Jul06 - Feb07	Apr06 - Oct06	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

LIBOR_1MO	1.89
LIBOR_6MO	2.1975
LIBOR_1YR	2.405
CMT_1YR	2.18
SWAPS	
1YR	2.405
2YR	2.8587
3YR	3.2029
4YR	3.4869
5YR	3.7215
6YR	3.9261
7YR	4.1002
8YR	4.2485
9YR	4.3762
10YR	4.4881

GSR0412 - Price/Yield - 3A6

Balance	$87,637,000.00	Delay	24
Coupon	4.598	Dated	10/1/2004
Settle	10/29/2004	First Payment	11/25/2004

Price	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	
100.98052	4.349	4.346	4.343	4.341	4.328	4.305	4.273	Yield
100.98052	67	67	67	67	71	76	83	Spread
101.01177	4.342	4.339	4.336	4.334	4.321	4.297	4.264	Yield
101.01177	66	66	66	67	70	75	82	Spread
101.04302	4.334	4.332	4.329	4.326	4.313	4.289	4.255	Yield
101.04302	66	66	66	66	69	74	81	Spread
101.07427	4.327	4.325	4.322	4.319	4.306	4.280	4.246	Yield
101.07427	65	65	65	65	68	74	80	Spread
101.10552	4.320	4.317	4.314	4.312	4.298	4.272	4.237	Yield
101.10552	64	64	64	64	67	73	79	Spread
101.13677	4.313	4.310	4.307	4.304	4.290	4.264	4.228	Yield
101.13677	63	63	64	64	67	72	78	Spread
101.16802	4.305	4.303	4.300	4.297	4.283	4.256	4.219	Yield
101.16802	63	63	63	63	66	71	77	Spread
101.19927	4.298	4.295	4.292	4.290	4.275	4.248	4.210	Yield
101.19927	62	62	62	62	65	70	76	Spread
101.23052	4.291	4.288	4.285	4.282	4.268	4.240	4.202	Yield
101.23052	61	61	61	61	64	69	76	Spread
101.26177	4.284	4.281	4.278	4.275	4.260	4.232	4.193	Yield
101.26177	60	61	61	61	64	69	75	Spread
101.29302	4.276	4.274	4.271	4.268	4.252	4.223	4.184	Yield
101.29302	60	60	60	60	63	68	74	Spread
101.32427	4.269	4.266	4.263	4.260	4.245	4.215	4.175	Yield
101.32427	59	59	59	59	62	67	73	Spread
101.35552	4.262	4.259	4.256	4.253	4.237	4.207	4.166	Yield
101.35552	58	58	58	59	61	66	72	Spread
101.38677	4.255	4.252	4.249	4.246	4.230	4.199	4.157	Yield
101.38677	58	58	58	58	61	65	71	Spread
101.41802	4.247	4.245	4.241	4.238	4.222	4.191	4.148	Yield
101.41802	57	57	57	57	60	65	70	Spread
101.44927	4.240	4.237	4.234	4.231	4.215	4.183	4.139	Yield
101.44927	56	56	56	56	59	64	69	Spread
101.48052	4.233	4.230	4.227	4.224	4.207	4.175	4.131	Yield
101.48052	55	55	56	56	58	63	68	Spread
101.51177	4.226	4.223	4.220	4.217	4.199	4.167	4.122	Yield
101.51177	55	55	55	55	58	62	68	Spread
101.54302	4.218	4.216	4.212	4.209	4.192	4.158	4.113	Yield
101.54302	54	54	54	54	57	61	67	Spread
101.57427	4.211	4.208	4.205	4.202	4.184	4.150	4.104	Yield
101.57427	53	53	53	53	56	61	66	Spread
101.60552	4.204	4.201	4.198	4.195	4.177	4.142	4.095	Yield

101.60552	53	53	53	53	55	60	65	Spread
WAL	4.82	4.80	4.79	4.77	4.58	4.25	3.86	
Mod Durn	4.24	4.23	4.22	4.21	4.05	3.78	3.46	
Principal Window	Jul09 - Aug09	Jul09 - Aug09	Jul09 - Aug09	May09 - Aug09	Jun08 - Aug09	Oct07 - Aug09	May07 - Aug09	
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	

LIBOR_1MO	1.89
LIBOR_6MO	2.1975
LIBOR_1YR	2.405
CMT_1YR	2.18
SWAPS	
1YR	2.405
2YR	2.8587
3YR	3.2029
4YR	3.4869
5YR	3.7215
6YR	3.9261
7YR	4.1002
8YR	4.2485
9YR	4.3762
10YR	4.4881